02058804

TOMMY HILFIGER CORPORATION 2002 ANNUAL REPORT

NET REVENUE
Dollars in millions


847
1,637
1,977
1,881
1,877
98
99
00
01
02

NET INCOME
Dollars in millions


113
174
172
131
135
98
99
00
01
02

EARNINGS PER SHARE
In dollars


1.49
1.86
1.80
1.43
1.49
98
99
00
01
02

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts) As of and for the Fiscal Year Ended March 31,	2002	2001	2000	1999	1998
Selected Statement of Operations Data					
Net revenue	**$ 1,876,721**	$1,880,935	$1,977,180	$1,637,073	$847,110
Gross profit	**803,632**	764,614	873,598	764,466	399,586
Income from operations	**185,729**	197,420	255,499	280,281	163,015
Net income	**134,545**	130,961	172,358	173,717	113,180
Diluted earnings per share	**$ 1.49**	$ 1.43	$ 1.80	$ 1.86	$ 1.49
Weighted average shares and share equivalents outstanding	**90,000**	91,534	95,632	93,376	75,772
Selected Balance Sheet Data					
Cash and cash equivalents	**$ 387,247**	$ 318,431	$ 309,397	$ 241,950	$157,051
Working capital	**591,191**	591,376	537,765	443,006	345,886
Total assets	**2,594,451**	2,342,556	2,381,521	2,206,620	618,010
Short-term borrowings, including current portion of long-term debt	**63,447**	50,000	50,523	41,234	—
Long-term debt	**575,287**	529,495	579,370	609,245	—
Shareholders' equity	**1,497,462**	1,348,593	1,277,714	1,092,249	519,062



Believing in and celebrating the American spirit!

That's what our Company stands for. That's what we strive to achieve in our clothing, every day, for people everywhere.

So on September 11, we mourned a tragedy that struck at America in many ways.

Thousands of people lost their lives, many more lost friends and loved ones, and millions of lives were altered. For us at Tommy Hilfiger Corporation, with approximately 740 employees working in our New York City offices and 420 more in nearby New Jersey, the tragedy affected us deeply.

The attacks targeted symbols of America, and the American way of life — values that, as a Company, we have always celebrated with our designs, styling and attitude. The ideals of freedom, individuality, opportunity, diversity and youthfulness, so much a part of the American dream, are part of our corporate culture, and will always be so.

We would like to recognize the tremendous outpouring of support shown by our employees in the aftermath of that terrible day.

We would like to honor the courageous men and women who lost their lives trying to save the lives of others.

And we would like to honor the shining strength of the American spirit.



DEAR SHAREHOLDERS:

During fiscal 2002, Tommy Hilfiger Corporation continued its evolution and growth as one of the world's preeminent lifestyle brands. Capitalizing on the enduring strength of our all-American style, we took a number of steps to build upon the momentum in our women's and juniors businesses, to solidify our global brand presence and to pursue new platforms for long-term growth:

- We made a strategic acquisition — our licensed European business, Tommy Hilfiger Europe, which is an exciting growth vehicle;
- We extended our womenswear offering by adding a plus-size line, which met with immediate success;
- We solidified our leadership in womenswear, as our women's line continues to be a powerhouse business;
- We continued to make excellent progress in reducing expenses and controlling working capital, especially inventory; and
- We improved our balance sheet and capital structure, increasing our financial flexibility for the future.

These achievements are particularly noteworthy in light of the very challenging business conditions facing apparel manufacturers and retailers in the U.S. Anticipated weakness in consumer apparel spending led our major department store customers to reduce plans for the crucial Fall and Holiday selling season. In addition, higher levels of promotional pricing prevailed again this year, particularly in the aftermath of September 11.

Against this backdrop, we were able to maintain net revenue at roughly the same level as fiscal 2001 and to increase net income by 2.7% to $134.5 million compared with $131.0 million in fiscal 2001. Earnings per share were $1.49 for fiscal 2002 compared with $1.43 for fiscal 2001. We also generated over $350.0 million in cash flow from operations, or $3.93 per share, in fiscal 2002 compared with approximately $190.0 million, or $2.09 per share, in fiscal 2001.

While we are satisfied with our performance in the current environment, much work remains to be done. We expect that economic uncertainty will prevail throughout fiscal 2003 and are planning accordingly. The menswear category, often the first area to feel the effects of a weak economy, will likely continue to be soft. Similarly, better childrenswear, which benefited from additional discretionary spending during recent years, is losing market share to more moderately priced alternatives.

Taking into account this environment, we have four principal objectives for fiscal 2003:

- To continue to profitably grow our women's businesses;
- To continue our growth in Europe, and improve profitability there by leveraging our pan-European infrastructure;
- To further improve profitability in our Wholesale segment, by
  - — Improving the performance of our menswear and childrenswear components, and
  - — Positioning these businesses to resume growth by late fiscal 2003;
- To refine the merchandising strategies of our specialty retailing business, beginning with the introduction of new product lines in Fall 2002.

We are fortunate to have an exceedingly strong brand on which to build. The Tommy Hilfiger name continues to stand for fashion-right, updated American "classics with a twist" that provide great value and appeal to a wide range of ages, demographics and lifestyles.

In the pages that follow, Joel Horowitz, our Chief Executive Officer and President, reviews the year in detail, and we present feature profiles on two exciting aspects of our global brand presence — our womenswear component and Tommy Europe.

Finally, we would like to acknowledge our employees for their continued hard work and dedication throughout the year. We recognize that operating in a challenging retail and economic environment has required special efforts, and we appreciate everyone's contributions.

To our shareholders, we thank you for your loyal support as we continue to strive to enhance the long-term value of your investment. We are confident that we have the right strategy in place to leverage the enduring strength of the Tommy Hilfiger brand and to capitalize on the great potential of our increasingly global franchise. We look forward to keeping you apprised of our progress.

Sincerely,

SILAS K.F. CHOU
Co-Chairman of the Board

LAWRENCE S. STROLL
Co-Chairman of the Board



DEAR SHAREHOLDERS:

We operate in a cyclical business environment that, from time to time, offers great opportunities and also presents great challenges. At Tommy Hilfiger, our strategy remains focused throughout the cycles and is intended to deliver value to our shareholders over the long term.

We are committed to remaining true to our heritage as a leading designer of updated American classics and are keenly focused on projecting our brand image of fun, youth and diversity in the global marketplace. From an operational standpoint, we have achieved a significant level of revenue and profit diversification through systematic and thoughtful product development, licensing arrangements and geographic expansion. We believe that our infrastructure and operating capabilities are among the strongest in our industry.

During fiscal 2002, brand focus, together with product and geographic diversification, allowed us to sustain our profitability at prior-year levels in the face of weak retail and economic conditions. We maintained our strong financial condition throughout the economic downturn, and continued to pursue an advertising and marketing program that is product focused and segmented by business. Overall, we successfully directed our efforts to optimize performance in this difficult environment.

PURSUING NEW GROWTH INITIATIVES

Our product offering in womenswear, based on classic Tommy Hilfiger designs, enabled us to capitalize on one of the few bright spots in consumer apparel spending during the year. Beginning in the Fall season, we further expanded in the women's casual sector with our launch of Tommy Hilfiger Woman, our line of plus-size clothing. With more than half of U.S. women wearing a size 14 or larger, our new line is filling a void in the market and is helping to drive continued growth in womenswear. Revenue in our women's wholesale component now accounts for 29% of our consolidated revenue and grew at the rate of 11% in fiscal 2002, attesting to the strength of our brand. Licensed women's products, notably handbags, intimate apparel, jewelry and swimwear, also benefited from this momentum. With this strong presence in women's, Tommy Hilfiger is one of a very small number of designer brands to have started in menswear and to have subsequently established a successful women's business. In fact, as we have often noted in the past, and believe even more strongly today, given the size of the women's market, this component offers significantly greater potential for future growth than men's.

In July 2001, we acquired Tommy Hilfiger Europe, our largest and fastest growing geographic licensee, securing a powerful vehicle for additional growth, profit and diversification. Since its inception in 1997, TH Europe has developed a thriving business with a pan-European operating platform, diverse distribution channels and abundant opportunities for expansion. With these capabilities and TH Europe's experienced management team now in-house, we are executing a focused strategy to capitalize on this growth opportunity. Moreover, the acquisition proved a valuable complement to our North American business as the year progressed and the U.S. economy experienced a significant downturn. Our success in Europe, where we enjoy a premium position in the marketplace, also attests to the global appeal of the Tommy Hilfiger brand. We believe we can leverage this strength with the continued roll-out into new doors throughout Europe and the addition of new product licenses in the European market as we go forward.

As a third growth initiative, we have expanded our specialty retail business in order to increase our distribution and reach those consumers who prefer to shop in a specialty store environment. Unfortunately, our efforts in fiscal 2002 coincided with a downturn in mall traffic, an intensely promotional climate throughout apparel retailing and a lackluster Fall and Holiday season for menswear. As a result, the performance of our specialty retail division was below expectations. We are addressing the performance issues through a number of strategies and have decided to slow our expansion in this area until we get the formula right. As part of our plans, we are developing a line of distinctive products exclusively for our specialty stores and are managing this business, including deliveries and markdowns, independent of our wholesale operations. The new men's line will be introduced in our stores for Fall 2002, along with a women's line that will be partially ready for introduction at that time. We believe that by operating more fully as a vertical retailer we can shorten the product cycle, be trend correct and differentiate our stores to better appeal to specialty store customers.

ADAPTING TO A CHANGING MARKETPLACE

Other challenges during the year affected our U.S. menswear and childrenswear businesses. These challenges included a reduced level of consumer spending in menswear, together with the loss of some market share in men's jeans to a variety of new competitors offering fashion forward "street" wear. As an established and more mature company, we plan to remain true to our design roots and to our broad customer base as we confront such changes in the marketplace. Our response to these challenges has therefore been to focus on improving the value proposition to our consumers, with trend-right fashion at sharper price points, and to leverage our strengths in operations, such as by reducing cycle time to market and continually testing new items. These techniques were instrumental in accomplishing the turnaround of our juniors business during fiscal 2001, and we intend to extend this success to the men's jeans business using the same formula. Similarly, in childrenswear, where our business has been impacted by greatly reduced discretionary spending for better childrenswear in department stores, we have adopted new price point strategies and shortened our delivery cycle, bringing fresh product to the selling floor more frequently.

Operationally, we believe strongly in segmenting our various businesses, to bring the proper focus and attention to the particular demands of each. In that regard, we made a number of organizational changes during the year. First, we decided to divide responsibilities for men's sportswear and men's jeans between two divisional presidents. This decision permits us to intensify our efforts in the respective businesses and pay greater attention to the different customer base for each. Further segmenting the business, we combined men's jeans with our juniors division to capitalize on certain synergies, such as sourcing, product development, including seasonal product injections, and overhead. Similarly, in children's we have aligned girls 7-16 and boys 8-20 with juniors and men's jeans, respectively, bringing them more in line with trends and market calendars. And, we have also renewed our focus on the smaller children's sizes.

Our outlet retailing business continued to be highly profitable this year, notwithstanding the continuation of adverse factors such as reduced customer traffic. We operated the business this year with much leaner inventory levels compared to those of fiscal 2001, thereby increasing inventory turns and improving gross margins. And, in our Licensing segment, where revenue declined due principally to the exclusion of royalties and commissions from TH Europe post acquisition, our businesses experienced similar trends as in our Wholesale segment. The top performing product lines were, therefore, women's, including intimates, swimwear, jewelry, handbags and home.

INVESTING IN OUR FUTURE

Capital expenditures for the year were approximately $96.9 million, of which approximately 35% was invested in our specialty retail business. An additional 30% was spent on selectively updating in-store shops and fixtured areas, and the remaining portion was invested in improving our facilities, including, a newly constructed 443,000 square foot distribution center near our existing facilities in New Jersey. The new facility will feature advanced logistics technology with cross-docking capabilities to distribute product to our 137 specialty and outlet stores across the U.S., and serve as a consolidation point to more efficiently service our wholesale customers.

We also took other measures to improve our balance sheet and capital structure during the year. In December 2001, we secured long-term capital through the issuance of $150 million principal amount of 9% Senior Bonds due 2031. During the course of the fiscal year, we also prepaid all of our existing bank debt and retired $25 million principal amount of our 6.50% Notes due in June 2003.

It is also worth noting that consistently strong cash flow enabled us to purchase TH Europe using existing cash, rather than requiring new borrowings. Our working capital, and, in particular, our inventory, is well controlled. Our consolidated inventory balance at March 31, 2002 stood at $185.0 million compared with $205.4 million a year ago, even after including inventory of TH Europe and of 43 newly added retail stores in the U.S. and Canada.

In summary, we are pleased with the results we delivered for the year, particularly in light of the overall environment. More importantly, this performance speaks to the strength of the Tommy Hilfiger brand. We believe we are well positioned to build on our successes and address our challenges in fiscal 2003 by capitalizing on our solid fundamentals and our growth initiatives.

Sincerely,

JOEL J. HOROWITZ
Chief Executive Officer and President

A TESTAMENT TO BRAND STRENGTH:

TOMMY'S SUCCESS IN WOMENSWEAR




BLUE
RED

FY 1999

- Acquired womenswear licensee
- Launched juniors line
- Launched women's footwear, robes and sleepwear, bath and body products

FY 2000

- Launched handbags, belts, small leather goods and jewelry

FY 2001

- Launched intimate apparel, golfwear and swimwear
- Launched womenswear in Europe

FY 2002

- Launched plus-size collection, TH Woman

Since fiscal 1998, womenswear revenue has nearly tripled to $538.3 million and now comprises 29% of consolidated revenue.

Revenue by Business Component


FY 1998
Pro forma
B 14%
$181.9 mm
C 11%
A 55%
D 16%
E 4%
FY 2002
B 29%
$538.3 mm
A 33%
E 3%
C 15%
D 20%
A Menswear
B Womenswear
C Childrenswear
D Retail
E Licensing

Our highly successful womenswear component is a significant growth driver for the Company, bringing stylish, classic, all-American clothing to women across the world. Our missy, juniors and plus-size collections embody the ideals of the Tommy Hilfiger brand and are enhanced by a wide range of licensed products that complete our lifestyle vision. The scope of this business, which generated $538.3 million in revenue during fiscal 2002, is a resounding endorsement of the strength of the Tommy Hilfiger brand and an indicator of its future growth potential.

We acquired our womenswear licensee in May 1998. Recognizing that better department stores dedicate twice as much floor space to women's products than men's, we saw a huge opportunity for our brand and believed that our expansion into this area would provide a long-term platform for growth.

Thus began our real commitment to growing womenswear. With dedicated design, production and merchandising teams now in-house, we were able to leverage our strengths and move quickly into new product lines. In short order, we created a juniors apparel line with distinctive style, fit and design to appeal to 13 to 19 year-olds and launched it at retail in Fall 1998. It continues to be one of our most successful businesses.

Since then, we have enhanced the reach of the brand by introducing handbags, intimate apparel, swimwear, jewelry, footwear, eyewear, bath and body and golfwear for women through a series of licensing agreements. We have also introduced our women's line globally through our geographic licensees, including those in Asia, Central and South America, Japan, Mexico, Canada and Europe. Our global partners are able to share the sourcing and production capabilities with our U.S. wholesale business, and also tailor the product to meet the specific needs of their individual markets. The success of this formula has been demonstrated in Europe, where our jeanswear line debuted in fiscal 1999, and missy sportswear, which was launched in fiscal 2001, is now represented in approximately 500 points of distribution across the continent.

Capitalizing on our achievements in the missy and juniors categories, during fiscal 2002 we extended the line once again, entering the plus-size market with an offering of stylish clothing in sizes 14-22. With over one half of American women wearing size 14 or larger, the size 14-plus category is one of the fastest growing segments in women's apparel today. The Fall 2001 launch of Tommy Hilfiger Woman was highly successful, offering the best of Tommy's signature styles and filling a void in the marketplace for casual, fashion-forward clothes in this size range. By the end of fiscal 2002, we doubled the presence of our plus sizes to 500 department stores in the U.S., and we expect to be in over 700 doors by Fall 2002.

As one of a very small number of designer brands to have started in menswear and to have subsequently established a successful women's business, we look forward to building on this momentum in fiscal 2003 and beyond.

SUCCESS IN NEW MARKETS:

TOMMY'S GROWTH IN EUROPE





TH EUROPE: MANAGED GROWTH

FY 1997
- Signed license agreement for Europe
- Began selling through Tommy US showrooms
- Launched men's sportswear in Europe

FY 1998
- Opened Amsterdam and Madrid showrooms

FY 1999
- Opened London and Dusseldorf showrooms
- Launched men's and women's jeanswear

FY 2000
- Opened Paris, Zurich and Munich showrooms
- Expanded central distribution center
- Opened three company-owned stores

FY 2001
- Launched womenswear, boys 8-20 and athletics
- Opened Brussels and Salzburg showrooms and Amsterdam headquarters

FY 2002
- TH Europe acquisition
- Launched footwear



O Showrooms □ Geographic distribution

With a pan-European focus and diverse distribution channels, Tommy Europe is well positioned for continued growth.

Our goal is to leverage the existing operating platform to further expand throughout Europe.


Tommy Europe Revenue Growth
Fiscal year ended March 31, euros in millions
19.4
52.5
79.3
119.8
187.9
98
99
00
01
02

Tommy Hilfiger Europe, which we acquired in July 2001, provides a powerful platform for future growth. Over the past several years, the brand has established a premium position in the European marketplace, a well-developed operational infrastructure and a diverse, pan-European customer base. With this foundation in place, we believe TH Europe is now poised for significant growth.

Working with our licensee, we first brought the Tommy Hilfiger brand to Europe in 1997. Our strategy was to carefully and methodically build awareness of the brand through selective distribution and marketing. As interest grew, we capitalized on this demand through the sequential introduction of new product categories, thereby generating significant momentum. Men's sportswear was launched first in fiscal 1997, followed by jeanswear for men and women in fiscal 1999 and women's casualwear and boys sizes 8 to 20 in fiscal 2001. All of these lines are achieving positive results, and, since its inception in 1997, TH Europe's annual revenues have grown to nearly 188 million euros in fiscal 2002.

Headquartered in Amsterdam because of its geographic location and multinational characteristics, TH Europe has nine showrooms across the continent, sales agents to support selected territories and a centralized distribution center in Tegelen, Netherlands. The Company also has third-party distributors in select countries such as Turkey, Italy, Norway, Greece, Portugal and Israel, where market conditions warrant local expertise.

Similarly, the TH Europe management team represents the diverse nationalities of the region and of the employee base, enabling us to successfully execute a pan-European approach. To facilitate coordination among divisions and to ensure proper focus on product and geographic priorities, divisional management is organized by geography as well as by line of business.

We recognize the importance of local preferences, and design our European products to meet these tastes through styling, fabrication, fit and a variety of flag logo treatments. One thing remains clear, however — Tommy Hilfiger products are desired worldwide. Traditional, fun, fresh, "classics with a twist" truly have global appeal.

Looking ahead, we plan to leverage TH Europe's existing multi-channel, divisional, pan-European platform to further expand throughout Europe. In addition, we will pursue opportunities to introduce new licensed products in Europe. Currently, fragrance, eyewear, footwear, tailored clothing and watches are available in this market. It is now our goal to bring the vast assortment of products that are available in the U.S. to European consumers as well.

DIRECTORS

Joel J. Horowitz
Chief Executive Officer
President
Tommy Hilfiger
Corporation

Thomas J. Hilfiger
Honorary Chairman
of the Board
Principal Designer
Tommy Hilfiger
Corporation

Silas K.F. Chou
Co-Chairman
of the Board
Tommy Hilfiger
Corporation

Lawrence S. Stroll
Co-Chairman
of the Board
Tommy Hilfiger
Corporation

Simon Murray
Chairman
General Enterprise
Management Services
Limited

Clinton V. Silver
Consultant

Lester M.Y. Ma
Executive Director
Group Chief
Accountant
Novel Enterprises Limited

Joseph M. Adamko
Vice Chairman
Sterling Bancorp and
Sterling National Bank

Ronald K.Y. Chao
Vice Chairman
Novel Enterprises Limited

EXECUTIVE OFFICERS

Silas K.F. Chou
Co-Chairman
of the Board

Lawrence S. Stroll
Co-Chairman
of the Board

Thomas J. Hilfiger
Honorary Chairman
of the Board
Principal Designer

Joel J. Horowitz
Chief Executive Officer
President

Joel H. Newman
Chief Financial Officer
Executive Vice President-
Finance and Operations

Arthur Bargonetti
Senior Vice President-
Operations

Joseph Scirocco
Senior Vice President
Treasurer

Lawrence T.S. Lok
Secretary

(dollar amounts in thousands)

All references to years relate to the fiscal year of Tommy Hilfiger Corporation ("THC" or the "Company") ended March 31 of such year. Unless the context indicates otherwise, all references to the "Company" include THC and its subsidiaries.

Results of Operations

The following table sets forth the Consolidated Statements of Operations data as a percentage of net revenue.

Fiscal Year Ended March 31,	2002	2001	2000
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	57.2	59.3	55.8
Gross profit	42.8	40.7	44.2
Depreciation and amortization	6.1	5.7	5.0
Other SG&A expenses	26.8	24.5	23.7
Operating expenses before special charges	32.9	30.2	28.7
Special charges	—	—	2.6
Total operating expenses	32.9	30.2	31.3
Income from operations	9.9	10.5	12.9
Interest expense, net	1.7	1.3	1.4
Income before taxes	8.2	9.2	11.5
Provision for income taxes	1.0	2.2	2.8
Net income	7.2	7.0	8.7

On July 5, 2001, the Company acquired Tommy Hilfiger Europe B.V. ("TH Europe"), its European licensee, for a purchase price of $200,000, funded using available cash (such transaction being referred to herein as the "TH Europe Acquisition"). The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of TH Europe are included in the consolidated results of the Company from the date of the acquisition. The TH Europe Acquisition is expected to create long-term value for the Company's shareholders through TH Europe's expected contribution to revenue and net income beginning with the year of acquisition. The acquisition is also expected to further the Company's evolution as a premier global lifestyle brand and to provide the Company with distribution channel as well as geographic diversification. The purchase price paid reflected the current profitability and cash flow generation of TH Europe, as well as the rapid rate of projected growth in revenue, net income and cash flows.

The business of TH Europe includes both wholesale distribution as well as the operation of retail stores. In addition, the TH Europe Acquisition results in a reduction in the Company's Licensing segment revenue as the Company's royalties from TH Europe are eliminated in consolidation subsequent to the acquisition.

Because TH Europe was owned by an affiliate of the Company's two Co-Chairmen, its Honorary Chairman and its Chief Executive Officer, a Special Committee of Independent Directors, advised by independent legal and financial advisors, was established to review and negotiate the transaction. The TH Europe Acquisition was unanimously approved by the Special Committee and, upon its recommendation, by the Company's full Board of Directors.

The Company has a number of other business relationships with related parties. For more information with respect to these transactions, see Note 11 to the Consolidated Financial Statements.

Overview and Forward Outlook

The Company reported net revenue of $1,876,721 in fiscal 2002, which was slightly below fiscal 2001 net revenue of $1,880,935. Fiscal 2001, in turn, had a decrease in net revenue of 4.9% from net revenue of $1,977,180 in fiscal 2000. The Company's revenue over the past two years was affected by the economic weakness generally seen throughout the apparel industry, a competitive pricing environment and the Company's objective to reduce its supply of inventory to the marketplace in response to market conditions. The Company's net revenue in fiscal 2002 benefited from the contribution of TH Europe which, as noted above, the Company acquired on July 5, 2001. Net revenue by segment (after elimination of intersegment revenue) was as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Wholesale	$1,440,888	$1,484,544	$1,635,242
Retail	379,781	330,965	280,255
Licensing	56,052	65,426	61,683
Total	$1,876,721	$1,880,935	$1,977,180

Gross profit as a percentage of net revenue increased to 42.8% in fiscal 2002 from 40.7% in fiscal 2001. The increase was mainly due to the contribution of TH Europe, which operates at a higher gross margin than the Company's overall margin, improved gross margins in the Company's U.S. wholesale and retail businesses and an increase in the contribution to total revenue of the Retail segment, which generates a higher gross margin than the Wholesale segment. Gross margin decreased to 40.7% in fiscal 2001 from 44.8% (before special charges) in fiscal 2000. The decrease was due to reduced gross margins in the Company's Wholesale and Retail segments, partially offset by the higher relative contribution in fiscal 2001 of Retail and Licensing segment revenue, each of which produce higher gross margins than the Wholesale segment.

Operating expenses increased to $617,903, or 32.9% of net revenue, in fiscal 2002 from $567,194, or 30.2% of net revenue, in fiscal 2001. This increase was partially due to expenses of TH Europe since its acquisition. In addition, the Company incurred increased expenses due to the growth in the Retail segment, which opened or acquired 58 stores and expanded other stores since March 31, 2001. Partially offsetting these increases were net savings due to the Company's continuing efforts to reduce expenses. These efforts included reductions in corporate expenses and Wholesale segment expenses, resulting from divisional consolidations and other streamlining efforts. The Company expects these savings to continue for the foreseeable future. Operating expenses (before special charges) decreased slightly to $567,194, or 30.2% of net revenue, in fiscal 2001 from $567,646, or 28.7% of net revenue, in fiscal 2000. This decrease primarily resulted from savings realized by the Company's divisional consolidations and other streamlining efforts, partially offset by increased depreciation, amortization and expenses associated with retail stores opened and expanded since the prior year.

Gross interest expense decreased slightly from $41,412 in fiscal year 2001 to $41,177 in fiscal year 2002, after increasing slightly from $41,024 in fiscal year 2000. The decrease from fiscal year 2001 was due to lower interest rates on, and a lower average principal balance under, the Company's credit facilities, partially offset by interest expense associated with the issuance of $150,000 principal amount of 9% Senior Bonds due December 1, 2031 (the "2031 Bonds") and interest expense incurred by TH Europe since its acquisition. The increase from 2000 to 2001 was due to higher interest rates on outstanding borrowings.

Interest income decreased from $17,450 in fiscal year 2001 to $10,062 in fiscal year 2002, after increasing from $13,056 in fiscal year 2000. The decrease from fiscal year 2001 was due to lower interest rates earned on invested cash balances. The increase from 2000 to 2001 was due to higher average interest rates on higher levels of invested cash balances.

The provision for income taxes decreased to 13.0% of income before taxes from 24.5% last year and 24.2% in fiscal 2000. These changes were primarily attributable to the relative level of earnings in the various taxing jurisdictions to which the Company's earnings are subject.

For fiscal year 2003, the Company expects that net revenue will be essentially unchanged from fiscal 2002. The Company believes that operating income as a percentage of net revenue will increase by approximately 100 basis points as compared to fiscal 2002. The projected improvement in operating income is expected to result from an improvement in gross margin, partially offset by an increase in operating expenses. The projected improvement in gross margin is due to anticipated changes in the Company's revenue mix and the expected growth in TH Europe. The projected increase in operating expenses is expected to result from the operations of TH Europe and the Company's expanded Retail segment, which operates at a higher cost structure than the Wholesale segment, offset somewhat by the elimination of amortization of goodwill and other intangible assets with indefinite lives of approximately $32,000. Net income is projected to be approximately $148,000 using an effective tax rate consistent with that of fiscal 2002. The Company's projections do not include the potential effect of fully adopting SFAS 142 which requires the Company to evaluate its intangible assets, including goodwill, for possible impairment, using newly defined criteria. The potential impact of this adoption, which would be recorded as a cumulative effect of a change in accounting principle and would be a non-cash and non-operating charge, could result in a material decrease to the Company's net income or result in a substantial net loss for fiscal year 2003.

Segment Operations

The Company has three reportable segments: Wholesale, Retail and Licensing. The Company's reportable segments are business units that offer different products and services or similar products through different distribution channels. The Wholesale segment consists of the design and sourcing of men's sportswear and jeanswear, women's casualwear and jeanswear and childrenswear for wholesale distribution. The Retail segment is comprised of the operations of the Company's outlet and specialty stores. The Licensing segment consists of the operations of licensing the Company's trademarks for specified products in specified geographic areas. The Company evaluates performance and allocates resources based on segment profits. Segment profits are comprised of segment net revenue less cost of goods sold and selling, general and administrative expenses. Excluded from the calculation of segment profits, however, are the vast majority of executive compensation, certain marketing costs, brand image costs associated with its flagship stores (through February 2001), amortization of intangibles (including goodwill) and interest costs. Financial information for the Company's reportable segments is as follows (see Note 10 to the Consolidated Financial Statements for a reconciliation of total segment revenue to consolidated net revenue):

	Wholesale	Retail	Licensing	Total
Fiscal year ended March 31, 2002				
Total segment revenue	**$1,440,888**	**$379,781**	**$109,861**	**$1,930,530**
Segment profits	**155,951**	**54,429**	**65,878**	**276,258**
Segment profit %	**10.8%**	**14.3%**	**60.0%**	**14.3%**
Fiscal year ended March 31, 2001				
Total segment revenue	$ 1,484,544	$ 330,965	$ 119,405	$ 1,934,914
Segment profits	164,823	62,225	71,315	298,363
Segment profit %	11.1%	18.8%	59.7%	15.4%
Fiscal year ended March 31, 2000				
Total segment revenue	$ 1,635,242	$ 280,255	$ 120,256	$ 2,035,753
Segment profits	269,472	73,548	77,190	420,210
Segment profit %	16.5%	26.2%	64.2%	20.6%

Wholesale Segment

Wholesale segment net revenue decreased by $43,656, or 2.9% from fiscal 2001 to fiscal 2002 and by $150,698, or 9.2%, from fiscal 2000 to fiscal 2001. Within the Wholesale segment, net revenue by component was as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Menswear	**$ 622,166**	$ 666,722	$ 754,084
Womenswear	**538,268**	485,013	566,962
Childrenswear	**280,454**	332,809	314,196
	$ 1,440,888	$ 1,484,544	$ 1,635,242

The decline in Wholesale net revenue from fiscal 2001 to fiscal 2002 was due to an overall volume reduction in the United States, mainly reflecting the Company's efforts to balance supply and demand. Within the menswear component, a reduced level of consumer spending together with the loss of some market share in men's jeans to a variety of new competitors offering fashion forward "street" wear also contributed to the decrease in revenue. Similarly, the childrenswear business has been negatively impacted by greatly reduced discretionary spending on better childrenswear in department stores. Partially offsetting these decreases was the performance of the womenswear component, which achieved an improvement of approximately 11%. This component benefited from the expansion of the Company's women's casual division through the introduction of "plus sizes". Each of the Wholesale divisions benefited from the addition of TH Europe in fiscal year 2002. The decrease in Wholesale net revenue from fiscal 2000 to fiscal 2001 was due to price reductions caused by an oversupply of product and the promotional environment of department stores where the Company's products are sold offset, in part, by the liquidation of substantially higher levels of prior season goods in fiscal year 2001.

The Company expects Wholesale segment revenue in fiscal year 2003 to be level with to 5% below fiscal 2002 revenue, with decreases in menswear and childrenswear, caused by lower levels of projected off-price sales and lower receipt plans by major retail customers in the U.S., offset somewhat by increases in the womenswear component and the European business.

Wholesale segment profits decreased by $8,872, or 5.4%, from fiscal year 2001 to fiscal year 2002 and by $104,649, or 38.8%, from fiscal year 2000 to fiscal year 2001. As a percentage of segment revenue, segment profits were 10.8%, 11.1% and 16.5% for fiscal years 2002, 2001 and 2000, respectively. The decrease in Wholesale segment profits from fiscal year 2001 to fiscal year 2002 was due to reduced volume in the Company's U.S. wholesale business. This decrease was partially offset by slightly higher U.S. gross margins and a reduction in U.S. SG&A expenses, as well as by the contribution in fiscal 2002 of TH Europe's wholesale operations, which operated at a higher segment profit percentage than the Company's U.S. business. The decrease in Wholesale segment profits from fiscal year 2000 to fiscal year 2001 was due to the decrease in segment revenue, which in turn resulted from price reductions caused by an oversupply of product and the promotional environment of department stores where the Company's products are sold. In addition, gross profit as a percentage of net revenue decreased from fiscal 2000 to fiscal 2001 due to the price reductions as well as the liquidation of substantially higher levels of prior season goods through the Company's normal off-price channels. These decreases were partially offset by a reduction in operating expenses, which reflects savings realized by the Company's divisional consolidations and other streamlining efforts.

Retail Segment

Retail segment revenue increased $48,816, or 14.7%, from fiscal year 2001 to fiscal year 2002 and $50,710, or 18.1%, from fiscal year 2000 to fiscal year 2001. The improvements in each year were due to increases in the number of stores and the expansion of certain stores into larger formats offset, in part, by decreases in sales at existing stores. Management believes that the decreases at existing stores were due to reduced customer traffic and softer economic conditions. The Company operated 163 (including 15 in Europe), 105 and 90 retail stores as of March 31, 2002, 2001 and 2000, respectively. Retail stores opened or acquired during fiscal years 2002 and 2001 contributed net revenue of $59,310 and $36,727, respectively, during those years.

Revenue in the Retail segment is expected to grow 10% to 15% in fiscal year 2003, driven by sales at stores opened within the past year in both the specialty and outlet divisions.

Retail segment profits decreased $7,796, or 12.5%, from fiscal year 2001 to fiscal year 2002 and $11,323, or 15.4%, from fiscal year 2000 to fiscal year 2001. As a percentage of segment revenue, segment profits were 14.3%, 18.8% and 26.2% for fiscal years 2002, 2001 and 2000, respectively. Segment profit and segment profit as a percentage of segment revenue decreased from fiscal year 2001 to fiscal year 2002 due to operating losses in the Company's U.S. specialty retail division. During fiscal year 2002, the Company opened 28 specialty stores in the U.S. This expansion coincided with a downturn in mall traffic, an intensely promotional climate throughout apparel retailing and a lackluster Fall and Holiday season for menswear. Partially offsetting this decrease was an improvement in gross margins of the Company's outlet division due to lower levels of markdowns as the division operated with much leaner inventories. Segment profit and segment profit as a percentage of net revenue decreased from fiscal year 2000 to fiscal year 2001 due to the promotional environment in department stores and reduced customer traffic, reflecting softer economic conditions and higher energy prices, all of which had the effect of reducing retail prices and, therefore, gross margins.

Licensing Segment

Licensing segment revenue decreased by $9,544, or 8.0%, from fiscal year 2001 to fiscal year 2002 after remaining essentially unchanged from fiscal year 2000 to fiscal year 2001. Segment revenue decreased in fiscal 2002 due principally to the elimination in consolidation of royalties from TH Europe since the date of the TH Europe Acquisition. New products introduced under licenses entered into during fiscal years 2002 and 2001 contributed a de minimus amount of revenue during those respective years.

The Company expects Licensing segment revenue in fiscal year 2003 to be level with to 5% below fiscal 2002 revenue.

Licensing segment profits decreased by $5,437, or 7.6%, from fiscal year 2001 to fiscal year 2002 due to the reduction in licensing royalties from TH Europe mentioned above. Segment profit decreased $5,875, or 7.6%, from fiscal year 2000 to fiscal year 2001 due to the inclusion in fiscal year 2000 of a legal settlement received from Wal-Mart Stores, Inc. of $6,400.

Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs, capital expenditures and debt service. Capital expenditures primarily relate to construction of additional retail stores as well as maintenance or selective expansion of the Company's in-store shop and fixtured area program. The Company's sources of liquidity are cash on hand, cash from operations and the Company's available credit.

The Company's cash and cash equivalents balance increased from $318,431 at March 31, 2001 to $387,247 at March 31, 2002. This represented an overall increase of $68,816 due primarily to cash provided by operating activities and the issuance of the 2031 Bonds. In fiscal 2002, the Company generated net cash from operating activities of $353,300 consisting of $245,100 of net income adjusted for non-cash items and $108,200 of cash provided by changes in working capital, primarily reductions of $51,016 and $29,963 in inventory and accounts receivable, respectively. Partially offsetting this increase was cash used in investing activities. Cash used in investing activities included the $200,000 cash purchase price for the TH Europe Acquisition and $5,061 of related transaction expenses (net of cash acquired), as well as capital expenditures of $96,923. Capital expenditures were made principally in support of the Company's retail store openings and expansions as well as facilities and selected in-store shops and fixtured areas. Cash provided by financing activities included $144,921 of net proceeds (after underwriting discounts and transaction expenses) from the issuance of the 2031 Bonds, short-term borrowings under TH Europe's credit facility and the proceeds from the issuance of Ordinary Shares under the Company's employee stock option program, partially offset by scheduled debt repayments of $50,000, the early retirement of $85,000 principal amount of outstanding bank term and public debt and the pay-down of the $20,000 principal amount of outstanding direct borrowings under Tommy Hilfiger U.S.A., Inc.'s, a subsidiary of THC ("TH USA"), revolving credit line (all as described below). A more detailed analysis of the changes in cash equivalents is presented in the Consolidated Statements of Cash Flows.

At March 31, 2002, accrued expenses and other current liabilities included $38,029 of open letters of credit for inventory purchased. Additionally, at March 31, 2002, TH USA was contingently liable for unexpired bank letters of credit of $66,658 related to commitments of TH USA to suppliers for the purchase of inventories.

As of March 31, 2002, the Company's principal debt facilities consisted of $225,000 of 6.50% notes maturing on June 1, 2003 (the "2003 Notes"), $200,000 of 6.85% notes maturing on June 1, 2008 (the "2008 Notes"), the 2031 Bonds and a $250,000 revolving credit facility (the "Credit Facility"). The 2003 Notes, 2008 Notes and the 2031 Bonds (collectively, the "Notes") were issued by TH USA and are fully and unconditionally guaranteed by THC. The indenture under which the Notes were issued contains covenants that, among other things, restrict the ability of subsidiaries of THC to incur additional indebtedness, restrict the ability of THC and its subsidiaries to incur indebtedness secured by liens or enter into sale and leaseback transactions and restrict the ability of THC and TH USA to engage in mergers or consolidations.

During fiscal 2002, the Company repurchased $25,000 principal amount of the 2003 Notes in open market transactions.

The Credit Facility, which is guaranteed by THC, consists of an unsecured $250,000 TH USA revolving credit line, expiring on March 31, 2003, of which up to $150,000 may be used for direct borrowings. The Credit Facility is available for letters of credit, working capital and other general corporate purposes. As of March 31, 2002, there were no direct borrowings outstanding under the Credit Facility and $104,687 of the available borrowings under the Credit Facility had been used to open the letters of credit described above. The weighted average annual interest rate for borrowings under the Credit Facility for the fiscal years ended March 31, 2002 and 2001 was 4.50% and 7.04%, respectively.

During fiscal 2002, in addition to making $50,000 in scheduled amortization payments under its $200,000 five-year term loan facility, the Company prepaid the remaining principal balance of $60,000. The Company also paid down $20,000 principal amount of outstanding direct borrowings under the Credit Facility.

The Credit Facility contains a number of covenants that, among other things, restrict the ability of subsidiaries of THC to dispose of assets, incur additional indebtedness, create liens on assets, pay dividends or make other payments in respect of capital stock, make investments, loans and advances, engage in transactions with affiliates, enter into certain sale and leaseback transactions, engage in mergers or consolidations or change the businesses conducted by them. The Credit Facility also restricts the ability of THC to create liens on assets or enter into sale and leaseback transactions. Under the Credit Facility, subsidiaries of THC may not pay dividends or make other payments in respect of capital stock to THC that in the aggregate exceed 33% of the Company's cumulative consolidated net income, commencing with the fiscal year ended March 31, 1998, less certain deductions. In addition, under the Credit Facility, THC and TH USA are required to comply with and maintain specified financial ratios and tests (based on the Company's consolidated financial results), including, without limitation, an interest expense coverage ratio, a maximum leverage ratio and a minimum consolidated net worth test.

The Company was in compliance with all covenants in respect of the Notes and the Credit Facility as of March 31, 2002.

Certain of the Company's non-U.S. subsidiaries have separate credit facilities for working capital or trade financing purposes. In addition to short-term borrowings of $62,749, as of March 31, 2002 these subsidiaries were contingently liable for unexpired bank letters of credit of $10,325 related to commitments of these subsidiaries to suppliers for the purchase of inventory and bank guarantees of $913. Borrowings under these credit facilities bear interest at variable rates which, on a weighted average annual basis, amounted to 4.86% and 5.27% as of, and for the fiscal year ended, March 31, 2002, respectively.

The Company attempts to mitigate the risks associated with adverse movements in interest rates by establishing and maintaining a favorable balance of fixed and floating rate debt and cash on hand. Management also believes that significant flexibility remains available in the form of additional borrowing capacity and the ability to prepay long-term debt, if so desired, in response to changing conditions in the debt markets. Because such flexibility exists, the Company does not normally enter into specific hedging transactions to further mitigate interest rate risks, except in the case of specific, material borrowing transactions. No interest rate hedging contracts were in place as of March 31, 2002.

The Company intends to fund its cash requirements for fiscal 2003 and future years from available cash balances, internally generated funds and borrowings available under the Credit Facility or similar replacement facilities. The Company believes that these resources will be sufficient to fund its cash requirements for such periods. The Company also believes that it will be able to renew its revolving credit line on terms similar to those of the Credit Facility, which expires on March 31, 2003.

As of March 31, 2002, the Company's contractual cash obligations by future period are as follows:

	Payments Due			
	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$ 43,396	$ 77,616	$54,922	$123,213
Debt repayments	63,447	225,667	—	350,000
Total	$106,843	$303,283	$54,922	$473,213

There were no significant committed capital expenditures at March 31, 2002. The Company expects fiscal 2003 capital expenditures to approximate $75,000 to $85,000. Existing cash may also be used to conduct the Company's debt repurchase program, announced April 19, 2002, which authorizes the repurchase of up to $100,000 principal amount of the 2003 Notes (as defined below). As of June 21, 2002, $31,000 principal amount of the 2003 Notes were repurchased under this program.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Significant accounting policies employed by the Company, including the use of estimates, are presented in Note 1 to the Consolidated Financial Statements.

Critical accounting estimates are those that require management to make assumptions that are highly uncertain at the time and where different estimates that management reasonably could have used, or changes in the accounting estimates that are reasonably likely to occur from period to period, would have a material impact on the Company's financial position, results of operations, or cash flows. The Company's most critical accounting estimates relate to the following: adjustments to revenue, accounts receivable, inventories, and deferred tax assets and are discussed below. Because of the uncertainty inherent in these critical estimates, actual results could differ from such estimates and such differences could be material.

Adjustments to Revenue

Net revenue from wholesale product sales is recognized upon the transfer of title and risk of ownership to customers. Wholesale revenue is recorded net of discounts, as well as provisions for estimated returns, allowances and doubtful accounts. On a seasonal basis, the Company negotiates price adjustments with retailers as sales incentives or to partially reimburse them for the cost of certain promotions. The Company estimates the cost of such adjustments on an ongoing basis considering historical trends, projected seasonal results and an evaluation of current economic conditions. These costs are recorded as a reduction to net revenue. The Company's estimates of these costs have historically been reasonably accurate.

Accounts Receivable

In the normal course of business, the Company grants credit directly to certain retail store customers. Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of economic conditions.

Inventories

Inventories are valued at the lower of cost (weighted average method) or market. Substantially all inventories are comprised of finished goods. The Company continually evaluates its inventories by assessing slow moving current product as well as prior seasons' inventory. Market value of non-current inventory is estimated based on historical sales trends for this category of inventory of the Company's individual product lines, the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory.

Deferred Tax Assets

The Company evaluates the probability of realizing its deferred tax assets on an ongoing basis. This evaluation includes estimating the Company's future taxable income in each of the taxing jurisdictions in which the Company operates as well as the feasibility of tax planning strategies. The Company is required to provide a valuation allowance if it is determined to be more likely than not that the Company will not be able to realize certain of its deferred tax assets. For certain of the Company's deferred tax assets, the Company had previously determined that it was not more likely than not that these assets will be realized and recorded the appropriate valuation allowance. Should the Company determine that it is more likely than not that it will realize certain of its deferred tax assets in the future, an adjustment would be required to reduce the existing valuation allowance and increase income. Conversely, if the Company should determine that an adjustment to increase the valuation allowance is required, such an adjustment would be charged to the results of operations in the period such conclusion was reached.

Seasonality

The Company's business is impacted by the general seasonal trends characteristic of the apparel and retail industries. The Company's Wholesale revenue, particularly those from its European operations, is generally highest during the second and fourth fiscal quarters, while the Company's Retail segment generally contributes its highest levels of revenue during the third fiscal quarter. As the timing of Wholesale product shipments and other events affecting the retail business may vary, results for any particular quarter might not be indicative of results for the full year.

Inflation

The Company believes that inflation has not had a material effect on its net revenue or profitability in recent years.

Exchange Rates

The Company receives United States dollars for substantially all of its product sales. Substantially all inventory purchases from contract manufacturers throughout the world are also denominated in United States dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. During the last three fiscal years, exchange rate fluctuations have not had a material impact on the Company's inventory costs; however, due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, the Company cannot quantify in any meaningful way the potential effect of such fluctuations on future income. The Company does not engage in hedging activities with respect to such exchange rate risk.

The Company does, however, seek to protect against adverse movements in foreign currency which might affect certain firm commitments or transactions. These include the purchase of inventory, capital expenditures and the collection of foreign royalty payments. The Company enters into forward contracts with maturities generally up to fifteen months to sell or purchase foreign currency in order to hedge against such risks. The Company does not use financial instruments for speculative or trading purposes. At March 31, 2002, the Company had contracts to exchange foreign currencies, principally, the Japanese yen, the Euro and the Canadian dollar, having a total notional amount of $44,219. No significant gain or loss was inherent in such contracts at March 31, 2002. While a hypothetical 10% adverse change in all of the relevant exchange rates would potentially cause a decrease in the fair value of the contracts of approximately $4,536, the Company would experience an offsetting benefit in the spot rate or would otherwise achieve its desired exchange rate for the underlying transactions.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 141, "Business Combinations" ("SFAS 141"). This statement is effective for all business combinations completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes criteria for the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

The Company has applied the provisions of SFAS 141 to the TH Europe Acquisition, since it was completed after June 30, 2001. Approximately, $156,706 of goodwill and $60,514 of indefinite lived intangibles, consisting of the acquired trademark rights, will continue to be evaluated for impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", or APB 17, "Intangible Assets", until the date that SFAS 142 is fully adopted.

In July 2001, the FASB also released SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The Company adopted SFAS 142 on April 1, 2002, as required. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized but that they be tested for impairment at least annually. The Company has applied certain provisions of SFAS 142 to the TH Europe Acquisition since it was completed after June 30, 2001. Accordingly, the goodwill and indefinite lived intangible assets associated with the TH Europe Acquisition are not amortized. The Company continued to amortize goodwill and intangible assets that existed prior to June 30, 2001 through March 31, 2002.

SFAS 142 provides new criteria for performing impairment tests on goodwill and intangible assets with indefinite useful lives. The impairment test for indefinite lived intangibles must be performed by the Company not later than June 30, 2002. The impairment test for goodwill is a two-step process. SFAS 142 introduces the concept of assessing goodwill impairment at the reporting unit level. By September 30, 2002, the Company must complete the first step of the transitional impairment test, which consists of comparing the carrying amount of the net assets of a reporting unit to its fair value. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test must be completed as soon as possible, but no later than March 31, 2003. The second step of the impairment test consists of the comparison of the implied fair value of the reporting unit's goodwill to the carrying amount of such goodwill.

With respect to the Company's acquisition of its womenswear, jeanswear and Canadian licensees on May 8, 1998, the Company has unamortized goodwill and other intangibles of approximately $611,290 and $561,582, respectively, and deferred tax liabilities of $230,522, as of March 31, 2002. Amortization expense related to goodwill and other intangibles was $16,974 and $17,558, respectively, for the fiscal year ended March 31, 2002. Effective April 1, 2002, the Company no longer amortizes existing goodwill or trademark rights, which are classified as indefinite life assets, or the related deferred tax liabilities. The combined effect of these adjustments is expected to be a reduction in operating expenses of approximately $32,000 per year and an increase in income tax expense of approximately $6,000 per year. Any impairment loss recognized as a result of adopting this standard would be recorded as a cumulative effect of a change in accounting principle in the Company's statements of operations for the fiscal year ending March 31, 2003 and would be a non-cash and non-operating charge. The Company has not completed its estimate of the impact of adopting SFAS 142 on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized. However, any such loss could materially decrease the Company's reported results of net income and earnings per share or result in a substantial net loss for fiscal year 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company adopted the provisions of SFAS 144 effective April 1, 2002, and such adoption did not have a significant effect on the Company's results of operations or financial position.

In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 01-09 (formerly EITF Issue 00-25), "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products." This consensus addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with a customer's purchase or promotion of the vendor's products. Beginning January 1, 2002, the Company adopted the required accounting, which had no impact on the recognition, measurement or classification of revenue and expense in the Company's Consolidated Statement of Operations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties, including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers, distributors and franchisees in particular, changes in trends in the market segments and geographic areas in which the Company competes, the level of demand for the Company's products, actions by our major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions or trade regulations in the markets where the Company sells or sources its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share amounts For the Fiscal Year Ended March 31,	2002	2001	2000
Net revenue	$ 1,876,721	$ 1,880,935	$ 1,977,180
Cost of goods sold	1,073,089	1,116,321	1,103,582
Gross profit	803,632	764,614	873,598
Depreciation and amortization	114,129	106,640	98,141
Other selling, general and administrative expenses	503,774	460,554	469,505
Special charges	—	—	50,453
Total operating expenses	617,903	567,194	618,099
Income from operations	185,729	197,420	255,499
Interest expense	41,177	41,412	41,024
Interest income	10,062	17,450	13,056
Income before income taxes	154,614	173,458	227,531
Provision for income taxes	20,069	42,497	55,173
Net income	$ 134,545	$ 130,961	$ 172,358
Earnings per share:			
Basic earnings per share	$ 1.50	$ 1.44	$ 1.82
Weighted average shares outstanding	89,430	91,239	94,662
Diluted earnings per share	$ 1.49	$ 1.43	$ 1.80
Weighted average shares and share equivalents outstanding	90,000	91,534	95,632

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

In thousands, except share data March 31,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 387,247	$ 318,431
Accounts receivable	224,395	237,414
Inventories	184,972	205,446
Deferred tax and other current assets	97,274	90,353
Total current assets	893,888	851,644
Property and equipment, at cost, net of accumulated depreciation and amortization	302,937	281,682
Intangible assets, net of accumulated amortization of $135,794 and $101,262, respectively	1,390,092	1,206,358
Other assets	7,534	2,872
Total Assets	$2,594,451	$2,342,556
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings	$ 62,749	$ —
Current portion of long-term debt	698	50,000
Accounts payable	28,980	38,628
Accrued expenses and other current liabilities	210,270	171,640
Total current liabilities	302,697	260,268
Long-term debt	575,287	529,495
Deferred tax liability	214,964	202,123
Other liabilities	4,041	2,077
Commitments and contingencies		
Shareholders' equity		
Preference Shares, $.01 par value-shares authorized 5,000,000; none issued	—	—
Ordinary Shares, $.01 par value-shares authorized 150,000,000; issued 96,031,167 and 95,169,402, respectively	960	952
Capital in excess of par value	598,527	589,184
Retained earnings	956,776	822,231
Accumulated other comprehensive income (loss)	2,430	(2,543)
Treasury shares, at cost: 6,192,600 Ordinary Shares	(61,231)	(61,231)
Total shareholders' equity	1,497,462	1,348,593
Total Liabilities and Shareholders' Equity	$2,594,451	$2,342,556

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands — For the Fiscal Year Ended March 31,	2002	2001	2000
Cash flows from operating activities			
Net income	$ 134,545	$ 130,961	$ 172,358
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	117,326	108,235	99,396
Deferred taxes	(6,771)	9,083	(79,788)
Provision for special charges	—	—	62,153
Changes in operating assets and liabilities			
Decrease (increase) in assets			
Accounts receivable	29,963	(16,304)	(34,470)
Inventories	51,016	13,347	(2,549)
Other assets	(4,138)	(150)	(13,056)
Increase (decrease) in liabilities			
Accounts payable	(15,613)	7,339	3,978
Accrued expenses and other liabilities	46,972	(61,543)	23,187
Net cash provided by operating activities	353,300	190,968	231,209
Cash flows from investing activities			
Purchases of property and equipment	(96,923)	(73,890)	(151,984)
Acquisition of businesses, net of cash acquired	(205,061)	—	—
Net cash used in investing activities	(301,984)	(73,890)	(151,984)
Cash flows from financing activities			
Proceeds of long-term debt	144,921	—	20,000
Payments on long-term debt	(155,538)	(50,000)	(40,000)
Proceeds from the exercise of stock options	7,997	3,710	8,933
Purchase of treasury shares	—	(61,231)	—
Short-term bank borrowings (repayments), net	20,120	(523)	(711)
Net cash provided by (used in) financing activities	17,500	(108,044)	(11,778)
Net increase in cash	68,816	9,034	67,447
Cash and cash equivalents, beginning of period	318,431	309,397	241,950
Cash and cash equivalents, end of period	$ 387,247	$ 318,431	$ 309,397

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Dollar amounts in thousands	Ordinary Shares Outstanding	Ordinary Shares Amount	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders' equity
Balance, March 31, 1999	94,324,088	$ 943	$ 572,809	$ 518,912	$ (415)	$ —	$ 1,092,249
Net income	—	—	—	172,358	—	—	172,358
Foreign currency translation	—	—	—	—	991	—	991
Exercise of stock options	506,550	5	8,928	—	—	—	8,933
Tax benefits from exercise of stock options	—	—	3,183	—	—	—	3,183
Balance, March 31, 2000	94,830,638	948	584,920	691,270	576	—	1,277,714
Net income	—	—	—	130,961	—	—	130,961
Foreign currency translation	—	—	—	—	(3,119)	—	(3,119)
Exercise of stock options	338,764	4	3,706	—	—	—	3,710
Tax benefits from exercise of stock options	—	—	558	—	—	—	558
Purchase of treasury shares	(6,192,600)	—	—	—	—	(61,231)	(61,231)
Balance, March 31, 2001	88,976,802	952	589,184	822,231	(2,543)	(61,231)	1,348,593
Net income	—	—	—	134,545	—	—	134,545
Foreign currency translation	—	—	—	—	4,901	—	4,901
Change in fair value of hedging instruments	—	—	—	—	72	—	72
Exercise of stock options	861,765	8	7,989	—	—	—	7,997
Tax benefits from exercise of stock options	—	—	1,354	—	—	—	1,354
Balance, March 31, 2002	**89,838,567**	**$960**	**$598,527**	**$956,776**	**$2,430**	**$(61,231)**	**$1,497,462**

Comprehensive income consists of net income, foreign currency translation and unrealized gains and losses on hedging instruments and totaled $139,518, $127,842 and $173,349 *in fiscal* 2002, 2001 and 2000, respectively.

See Accompanying Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of Tommy Hilfiger Corporation ("THC" or the "Company"; unless the context indicates otherwise, all references to the "Company" include THC and its subsidiaries) and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Organization and Business

THC, through its subsidiaries, designs, sources and markets men's and women's sportswear, jeanswear and childrenswear under the Tommy Hilfiger trademarks. Through a range of strategic licensing agreements, the Company also offers a broad array of related apparel, accessories, footwear, fragrance and home furnishings. The Company's products can be found in leading department and specialty stores throughout the United States, Canada, Europe, Mexico, Central and South America, Japan, Hong Kong and other countries in the Far East, as well as the Company's own network of specialty and outlet stores in the United States, Canada and Europe. THC was incorporated as an International Business Company in the British Virgin Islands (the "BVI") in 1992 and is also registered and licensed as an external International Business Company in Barbados.

(c) Cash and Cash Equivalents

The Company considers all financial instruments purchased with original maturities of three months or less to be cash equivalents.

(d) Inventories

Inventories are valued at the lower of cost (weighted average method) or market. Substantially all inventories are comprised of finished goods.

(e) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets: furniture and fixtures - three to five years; buildings - twenty-five years; machinery and equipment - three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the terms of the leases or the estimated useful lives of the assets. Major additions and betterments are capitalized and repairs and maintenance are charged to operations in the period incurred. The Company's share of the cost of constructing in-store shop displays, which is principally paid directly to third party suppliers, is capitalized and included in furniture and fixtures and amortized in other selling, general and administrative expenses using the straight-line method over their estimated useful lives.

(f) Intangible Assets

Intangible assets are comprised principally of goodwill and other intangibles, including those acquired during fiscal 2002 in connection with the TH Europe Acquisition (as defined in Note 2), of $767,996 and $622,096 respectively. The principal intangible assets acquired were trademark rights associated with the licenses between the acquired companies and the Company.

(g) Long Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in earnings to the extent that carrying value exceeds fair value.

(h) Income Taxes

The Company has recorded its provision for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(i) Earnings Per Share and Authorized Shares

Basic earnings per share were computed by dividing net income by the average number of common shares outstanding during the respective period. Diluted earnings per share reflect the potentially dilutive effect of common stock issuable under the Company's stock option plans. Diluted earnings per share have been computed by dividing net income by the average number of common shares outstanding plus the incremental shares that would have been outstanding assuming the exercise of stock options.

A reconciliation of shares used for basic earnings per share and those used for diluted earnings per share is as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Weighted average shares outstanding	89,430,000	91,239,000	94,662,000
Net effect of dilutive stock options based on the treasury stock method using average market price	570,000	295,000	970,000
Weighted average shares and share equivalents outstanding	90,000,000	91,534,000	95,632,000

Options to purchase 3,640,340, 7,368,940 and 1,566,910 shares at March 31, 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Company's Ordinary Shares, par value $.01 per share (the "Ordinary Shares").

(j) Revenue Recognition

Net revenue from wholesale product sales is recognized upon the transfer of title and risk of ownership to customers. Revenue is recorded net of discounts, as well as provisions for estimated returns, allowances and doubtful accounts. Retail store revenue is recognized at the time of sale. Licensing royalties and buying agency fees are recognized as earned.

Net wholesale revenue from major customers as a percentage of consolidated net revenue was as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Customer A	15%	17%	18%
Customer B	12%	13%	15%
Customer C	11%	13%	13%

(k) Foreign Currency Translation

The consolidated financial statements of the Company are prepared in United States dollars as this is the currency of the primary economic environment in which the Company operates, and the vast majority of its revenue is received and expenses are disbursed in United States dollars. Adjustments resulting from translating the financial statements of those non-United States subsidiaries which do not use the United States dollar as their functional currency are recorded in shareholders' equity.

(l) Advertising Costs

Advertising costs are charged to operations when incurred and totaled $44,841, $56,329 and $57,141 during the years ended March 31, 2002, 2001 and 2000, respectively. Also, included in other current assets is $6,832 and $4,299 of prepaid advertising costs at March 31, 2002 and 2001, respectively.

The Company has no long-term commitments for cooperative advertising. On a seasonal basis, the Company makes certain arrangements with retailers to share the cost of specified advertising programs. The Company classifies such costs in SG&A expenses.

(m) Shipping and Handling Costs

Amounts billed to customers that relate to shipping and handling on related sales transactions are de minimus. Shipping and handling costs incurred by the Company are recorded as SG&A expenses.

(n) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(o) Segments and Foreign Operations

The Company's operations are reported on the basis of three segments: Wholesale, Retail, and Licensing, as further discussed in Note 10.

Substantially all of the Company's net revenue and income from operations as well as identifiable assets constitute foreign operations in that THC is incorporated in the BVI.

(p) Stock Options

The Company uses the intrinsic value method to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

(q) Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 141, "Business Combinations" ("SFAS 141"). This statement is effective for all business combinations completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes criteria for the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

The Company has applied the provisions of SFAS 141 to the TH Europe Acquisition (as defined in Note 2), since it was completed after June 30, 2001. Approximately, $156,706 of goodwill and $60,514 of indefinite lived intangibles, consisting of the acquired trademark rights, will continue to be evaluated for impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", or APB 17, "Intangible Assets", until the date that SFAS 142 is fully adopted.

In July 2001, the FASB also released SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The Company adopted SFAS 142 on April 1, 2002, as required. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized but that they be tested for impairment at least annually. The Company has applied certain provisions of SFAS 142 to the TH Europe Acquisition since it was completed after June 30, 2001. Accordingly, the goodwill and indefinite lived intangible assets associated with the TH Europe Acquisition are not amortized. The Company continued to amortize goodwill and intangible assets that existed prior to June 30, 2001 through March 31, 2002.

SFAS 142 provides new criteria for performing impairment tests on goodwill and intangible assets with indefinite useful lives. The impairment test for indefinite lived intangibles must be performed by the Company not later than June 30, 2002. The impairment test for goodwill is a two-step process. SFAS 142 introduces the concept of assessing goodwill impairment at the reporting unit level. By September 30, 2002, the Company must complete the first step of the transitional impairment test, which consists of comparing the carrying amount of the net assets of a reporting unit to its fair value. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test must be completed as soon as possible, but no later than March 31, 2003. The second step of the impairment test consists of the comparison of the implied fair value of the reporting unit's goodwill to the carrying amount of such goodwill.

With respect to the Company's acquisition of its womenswear, jeanswear and Canadian licensees on May 8, 1998, the Company has unamortized goodwill and other intangibles of approximately $611,290 and $561,582, respectively, and deferred tax liabilities of $230,522, as of March 31, 2002. Amortization expense related to goodwill and other intangibles was $16,974 and $17,558, respectively, for the fiscal year ended March 31, 2002. Effective April 1, 2002, the Company no longer amortizes existing goodwill or trademark rights, which are classified as indefinite life assets, or the related deferred tax liabilities. The combined effect of these adjustments is expected to be a reduction in operating expenses of approximately $32,000 per year and an increase in income tax expense of approximately $6,000 per year. Any impairment loss recognized as a result of adopting this standard would be recorded as a cumulative effect of a change in accounting principle in the Company's statements of operations for the fiscal year ending March 31, 2003 and would be a non-cash and non-operating charge. The Company has not completed its estimate of the impact of adopting SFAS 142 on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized. However, any such loss could materially decrease the Company's reported results of net income and earnings per share or result in a substantial net loss for fiscal year 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company adopted the provisions of SFAS 144 effective April 1, 2002, and such adoption did not have a significant effect on the Company's results of operations or financial position.

In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 01-09 (formerly EITF Issue 00-25), "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products." This consensus addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with a customer's purchase or promotion of the vendor's products. Beginning January 1, 2002, the Company adopted the required accounting, which had no impact on the recognition, measurement or classification of revenue and expense in the Company's Consolidated Statement of Operations.

(r) Reclassification of Prior Year Balances
Certain prior year balances have been reclassified to conform to current year presentation.

NOTE 2 | ACQUISITION OF EUROPEAN LICENSEE

On July 5, 2001, the Company acquired all of the issued and outstanding shares of capital stock of T.H. International N.V., the owner of Tommy Hilfiger Europe B.V. ("TH Europe"), the Company's European licensee, for a purchase price of $200,000 (such transaction being referred to herein as the "TH Europe Acquisition"). The TH Europe Acquisition was funded using available cash.

The TH Europe Acquisition is expected to create long-term value for the Company's shareholders through TH Europe's expected contribution to revenue and net income beginning with the year of the acquisition. The acquisition is also expected to further the Company's evolution as a premier global lifestyle brand and to provide the Company with distribution channel as well as geographic diversification. The purchase price paid reflected the current profitability and cash flow generation of TH Europe, as well as the rapid rate of projected growth in revenue, net income and cash flows.

The TH Europe Acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of the acquired companies are included in the consolidated results of the Company from the date of the acquisition. The purchase price, including transaction costs, has been allocated as follows:

Cash	$ 1,728
Accounts Receivable	16,944
Inventories	30,540
Other current assets	6,769
Property, plant and equipment	15,508
Indefinite lived intangible assets, including goodwill	211,839
Other assets	94
Short-term bank borrowings	(42,629)
Accounts payable	(5,965)
Accrued expenses and other current liabilities	(12,891)
Long-term debt	(1,273)
Deferred tax liability	(11,925)
Other liabilities	(1,950)
Total Purchase Price	$206,789

The Company has applied the provisions of SFAS 141 and certain provisions of SFAS 142 to the TH Europe Acquisition. See Note 1(q).

NOTE 3 | CASH EQUIVALENTS

As of March 31, 2002, the balance in Cash and Cash Equivalents was comprised of short-term money market funds and overnight deposits at several major international financial institutions earning interest at a weighted average interest rate of 1.77%. As part of its ongoing control procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure.

NOTE 4 | FINANCIAL INSTRUMENTS

Accounts Receivable
The Company collects the majority of its receivables from U.S. customers through a credit company subsidiary of a large financial institution pursuant to an agreement whereby the credit company pays the Company after the credit company receives payment from the Company's customer. The credit company establishes maximum credit limits for each customer account. If the receivable becomes 120 days past due, or the customer becomes bankrupt or insolvent, the full amount of the receivable is reimbursable by the credit company. The Company has a similar arrangement with another large financial institution for credit services to its Canadian subsidiary.

The Company's European subsidiary has an agreement with a European credit insurance company from whom it obtains credit insurance on an individual customer basis. At March 31, 2002, approximately 75% of its total receivables were covered by credit insurance, bank guarantees or other means. In all cases the Company believes that the credit risk associated with such financial institutions is minimal.

The Company also grants credit directly to certain select customers in the normal course of business without participation by a credit company. In such cases the Company monitors its credit exposure limits to avoid any significant concentration of risk. Bad debts have been minimal.

Foreign Currency Risk Management

The Company records all derivative instruments (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair value are recognized currently in either income (loss) from continuing operations or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative.

The Company uses foreign currency forward contracts with maturities generally up to fifteen months to mitigate the risks associated with adverse movements in foreign currency which might affect certain firm commitments or transactions, including the purchase of inventory, capital expenditures and the collection of foreign royalty payments. These instruments are designated as cash flow hedges and, accordingly, any unrealized gains or losses are included in accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. Any portion of a cash flow hedge that is deemed to be ineffective is recognized in current-period earnings. Other comprehensive income (loss) is reclassified to current-period earnings when the hedged transaction is recognized in earnings.

The Company does not use financial instruments for speculative or trading purposes.

At March 31, 2002, the Company had contracts to exchange foreign currencies, principally, the Japanese yen, the Euro and Canadian dollar having a total notional amount of $44,219. No significant gains or losses were recognized in earnings during fiscal year 2002 or are expected to be released from other comprehensive income/(loss) in fiscal year 2003.

Fair Value of Other Financial Instruments

The fair value of the Company's cash and cash equivalents is equal to their carrying value at March 31, 2002. The fair value of the Company's 2003 and 2008 Notes and the 2031 Bonds, having a face value of $575,000, is approximately $534,573 based on quoted market prices as of March 31, 2002. The fair value of the Company's other monetary assets and liabilities approximate carrying value due to the relatively short-term nature of these items.

NOTE 5 | PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

March 31,	2002	2001
Furniture and fixtures	**$268,136**	$273,687
Buildings and land	**111,407**	105,770
Leasehold improvements	**91,208**	51,456
Machinery and equipment	**44,618**	31,246
	515,369	462,159
Less: accumulated depreciation and amortization	**212,432**	180,477
	$302,937	$281,682

NOTE 6 | ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are comprised of the following:

March 31,	2002	2001
Letters of credit payable	**$ 38,029**	$ 36,176
Accrued compensation	**37,972**	34,238
Merchandise payable	**17,046**	9,644
Accrued interest	**11,175**	11,392
Other accrued liabilities	**106,048**	80,190
	$210,270	$171,640

NOTE 7 | LONG-TERM DEBT

Long-term debt consists of the following:

March 31,	2002	2001
Unsecured 9.00% bonds due December 1, 2031	**$150,000**	$ —
Unsecured 6.85% notes due June 1, 2008, less unamortized discount of $298 at March 31, 2002	**199,702**	199,653
Unsecured 6.50% notes due June 1, 2003, less unamortized discount of $82 at March 31, 2002	**224,918**	249,842
Term and revolving credit facilities at a weighted average interest rate of approximately 6.33% at March 31, 2001	**—**	130,000
Obligation under capital lease	**1,365**	—
	575,985	579,495
Less current maturities	**(698)**	(50,000)
	$575,287	$529,495

The 6.50% notes maturing on June 1, 2003 (the "2003 Notes"), the 6.85% notes maturing on June 1, 2008 and the 9.00% bonds maturing on December 1, 2031 (collectively, the "Notes") were issued by Tommy Hilfiger U.S.A., Inc., a subsidiary of THC ("TH USA"), and are fully and unconditionally guaranteed by THC. The indenture under which the Notes were issued contains covenants that, among other things, restrict the ability of subsidiaries of THC to incur additional indebtedness, restrict the ability of THC and its subsidiaries to incur indebtedness secured by liens or enter into sale and leaseback transactions and restrict the ability of THC and TH USA to engage in mergers or consolidations.

During fiscal 2002, the Company repurchased $25,000 principal amount of the 2003 Notes in open market transactions.

The revolving credit facility (the "Credit Facility"), which is guaranteed by THC, consists of an unsecured $250,000 TH USA revolving credit line, expiring on March 31, 2003, of which up to $150,000 may be used for direct borrowings. The Credit Facility is available for letters of credit, working capital and other general corporate purposes. As of March 31, 2002, there were no direct borrowings outstanding under the Credit Facility, and $104,687 of the available borrowings under the Credit Facility had been used to open letters of credit.

During fiscal 2002, in addition to making $50,000 in scheduled amortization payments under its $200,000 five-year term loan facility, the Company prepaid the remaining principal balance of

$60,000. The Company also paid down $20,000 principal amount of outstanding direct borrowings under the Credit Facility.

The Credit Facility contains a number of covenants that, among other things, restrict the ability of subsidiaries of THC to dispose of assets, incur additional indebtedness, create liens on assets, pay dividends or make other payments in respect of capital stock, make investments, loans and advances, engage in transactions with affiliates, enter into certain sale and leaseback transactions, engage in mergers or consolidations or change the businesses conducted by them. The Credit Facility also restricts the ability of THC to create liens on assets or enter into sale and leaseback transactions. Under the Credit Facility, subsidiaries of THC may not pay dividends or make other payments in respect of capital stock to THC that in the aggregate exceed 33% of the Company's cumulative consolidated net income, commencing with the fiscal year ended March 31, 1998, less certain deductions. In addition, under the Credit Facility, THC and TH USA are required to comply with and maintain specified financial ratios and tests (based on the Company's consolidated financial results), including, without limitation, an interest expense coverage ratio, a maximum leverage ratio and a minimum consolidated net worth test.

The Company was in compliance with all covenants in respect of the Notes and the Credit Facility as of March 31, 2002. The Company believes that it will be able to renew its revolving credit line on terms similar to those of the Credit Facility, which expires on March 31, 2003.

Certain of the Company's non-U.S. subsidiaries have separate credit facilities for working capital or trade financing purposes. In addition to short-term borrowings of $62,749, as of March 31, 2002 these subsidiaries were contingently liable for unexpired bank letters of credit of $10,325 related to commitments of these subsidiaries to suppliers for the purchase of inventory and bank guarantees of $913. Borrowings under these credit facilities bear interest at variable rates which, on a weighted average annual basis, amounted to 4.86% and 5.27% as of, and for the fiscal year ended, March 31, 2002, respectively.

NOTE 8 | COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office, warehouse and showroom space, retail stores and office equipment under operating leases, which expire not later than 2022. The Company normalizes fixed escalations in rental expense under its operating leases. Minimum annual rentals under non-cancelable operating leases, excluding operating cost escalations and contingent rental amounts based upon retail sales, are payable as follows:

Fiscal Year Ending March 31,	
2003	$43,396
2004	41,933
2005	35,683
2006	29,151
2007	25,771
Thereafter	123,213

Rent expense, including operating cost escalations and contingent rental amounts based upon retail sales, was $34,781, $22,561 and $20,092 for the years ended March 31, 2002, 2001 and 2000, respectively.

Letters of credit

The Company was contingently liable at March 31, 2002 for unexpired bank letters of credit of $76,983 related to commitments for the purchase of inventories and bank guarantees of $913.

Legal matters

Saipan Litigation. On January 13, 1999, two actions were filed against the Company and other garment manufacturers and retailers asserting claims that garment factories located on the island of Saipan, which allegedly supply product to the Company and other co-defendants, engage in unlawful practices relating to the recruitment and employment of foreign workers. One action, brought in San Francisco Superior Court (the "State Action"), was filed by a union and three public interest groups alleging unfair competition and false advertising by the Company and others. It seeks equitable relief, restitution and disgorgement of profits relating to the allegedly wrongful conduct, as well as interest and an award of fees to the plaintiffs' attorneys. The other, an action seeking class action status filed in Federal Court for the Central District of California and subsequently transferred to the Federal Court in Saipan (the "Federal Action"), was brought on behalf of an alleged class consisting of the Saipanese factory workers. The defendants include both companies selling goods purchased from factories located on the island of Saipan and the factories themselves. This complaint alleges claims under RICO, the Alien Tort Claims Act, federal anti-peonage and indentured servitude statutes and state and international law. It seeks equitable relief and damages, including treble and punitive damages, interest and an award of fees to the plaintiffs' attorneys.

In addition, the same law firm that filed the State Action and the Federal Action has filed an action seeking class action status in the Federal Court in Saipan. This action is brought on behalf of Saipanese garment factory workers against the Saipanese factories and alleges violation of federal and Saipanese wage and employment laws. The Company is not a defendant in this action.

The Company has entered into settlement agreements with the plaintiffs in the Federal Action and in the State Action. As part of these agreements, the Company specifically denies any wrongdoing or any liability with regard to the claims made in the Federal Action and the State Action. The settlement agreement provides for a monetary payment, in an amount that is not material to the Company's financial position, results of operations or cash flows, to a class of plaintiffs in the Federal Action, as well as the creation of a monitoring program for factories in Saipan. On May 10, 2002, the Federal Court issued an order granting preliminary approval of the settlement.

The Company and its subsidiaries are from time to time involved in routine legal matters incidental to their businesses.

In the opinion of the Company's management, based on advice of counsel, the resolution of the foregoing matters will not have a material effect on its financial position, its results of operations or its cash flows.

NOTE 9 | INCOME TAXES

The components of the provision for income taxes are as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Current:			
U.S. Federal	**$ 3,445**	$18,320	$92,332
State and Local	**(222)**	270	25,850
Non-U.S.	**23,617**	14,824	16,779
	26,840	33,414	134,961
Deferred:			
U.S. Federal	**(3,750)**	12,640	(55,683)
State and Local	**(3,021)**	(3,557)	(24,105)
Non-U.S.	**—**	—	—
	(6,771)	9,083	(79,788)
Provision for income taxes	**$20,069**	$42,497	$55,173

Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

March 31,	2002	2001
Deferred tax assets—current:		
Inventory costs	**$ 6,406**	$ 9,479
Non-deductible accruals	**38,002**	37,125
Accrued compensation	**11,734**	10,391
Other items, net	**5,324**	7,801
	61,466	64,796
Deferred tax assets (liabilities)—non-current:		
Depreciation and amortization	**19,996**	12,740
Intangible assets, other than goodwill	**(242,790)**	(237,129)
Net operating loss carry forwards	**19,788**	14,561
Other, net	**(958)**	10,705
Subtotal	**(203,964)**	(199,123)
Valuation allowance	**(11,000)**	(3,000)
Total deferred tax assets (liabilities)—non-current	**(214,964)**	(202,123)
Total net deferred tax liabilities	**$(153,498)**	$(137,327)

As of March 31, 2002, the Company had state net operating loss carryforwards of approximately $19,788 which begin to expire in 2007. As of March 31, 2002, the Company has recorded valuation allowances of $11,000 against these carryforwards in jurisdictions where management believes it is more likely than not that certain of the assets will not be used to reduce future tax payments.

The U.S. and non-U.S. components of income before income taxes are as follows:

Fiscal Year Ended March 31,	2002	2001	2000
U.S.	**$ (5,066)**	$ 24,691	$ 82,965
Non-U.S.	**159,680**	148,767	144,566
	$154,614	$173,458	$227,531

The provision for income taxes differs from the amounts computed by applying the applicable U.S. federal statutory rate to income before taxes as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Provision for income taxes at the U.S. federal statutory rate	**$ 54,115**	$ 60,710	$ 79,636
State and local income taxes, net of federal benefits	**(10,003)**	(2,408)	1,330
Non-U.S. income taxed at different rates	**(34,892)**	(24,326)	(34,950)
Valuation allowance	**8,000**	3,000	—
Goodwill amortization	**5,787**	5,787	5,787
Other	**(2,938)**	(266)	3,370
Provision for income taxes	**$ 20,069**	$ 42,497	$ 55,173

THC is not taxed on income in the BVI, where it is incorporated. THC and its subsidiaries are subject to taxation in the jurisdictions in which they operate.

Provision has not been made for taxes on undistributed non-BVI earnings of $283,751 at March 31, 2002, as those earnings have been and are expected to be reinvested. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that might be payable on the eventual remittance of such earnings.

NOTE 10 | SEGMENT REPORTING

The Company has three reportable segments: Wholesale, Retail and Licensing. The Company's reportable segments are business units that offer different products and services or similar products through different distribution channels. The Wholesale segment consists of the design and sourcing of men's sportswear and jeanswear, women's casualwear and jeanswear and childrenswear for wholesale distribution. The Retail segment reflects the operations of the Company's outlet, specialty and, through February 2001, flagship stores. The Licensing segment consists of the operations of licensing the Company's trademarks for specified products in specified geographic areas. The Company evaluates performance and allocates resources based on segment profits. The accounting policies of the reportable segments are the same as those described in Note 1. Segment profits are comprised of segment net revenue less cost of goods sold and selling, general and administrative expenses.

Excluded from segment profits, however, are the vast majority of executive compensation, certain marketing costs, brand image costs associated with the Company's flagship stores (through February 2001), amortization of intangibles including goodwill, special charges and interest costs.

Financial information for the Company's reportable segments is as follows:

	Wholesale	Retail	Licensing	Total
Fiscal year ended March 31, 2002				
Total segment revenue	**$1,440,888**	**$379,781**	**$109,861**	**$1,930,530**
Segment profits	**155,951**	**54,429**	**65,878**	**276,258**
Depreciation and amortization included in segment profits	**51,758**	**12,239**	**826**	**64,823**
Fiscal year ended March 31, 2001				
Total segment revenue	$ 1,484,544	$ 330,965	$ 119,405	$ 1,934,914
Segment profits	164,823	62,225	71,315	298,363
Depreciation and amortization included in segment profits	54,317	7,332	965	62,614
Fiscal year ended March 31, 2000				
Total segment revenue	$ 1,635,242	$ 280,255	$ 120,256	$ 2,035,753
Segment profits	269,472	73,548	77,190	420,210
Depreciation and amortization included in segment profits	46,090	9,179	1,171	56,440

A reconciliation of total segment revenue to consolidated net revenue is as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Total segment revenue	**$1,930,530**	$1,934,914	$2,035,753
Intercompany revenue	**(53,809)**	(53,979)	(58,573)
Consolidated net revenue	**$1,876,721**	$1,880,935	$1,977,180

Intercompany revenue represents buying agency commissions from consolidated subsidiaries which is classified under Licensing for segment reporting purposes.

A reconciliation of total segment profits to consolidated income before income taxes is as follows:

Fiscal Year Ended March 31,	2002	2001	2000
Segment profits	**$276,258**	$298,363	$420,210
Corporate expenses not allocated	**90,529**	100,943	102,558
Special charges	**—**	—	62,153
Interest expense, net	**31,115**	23,962	27,968
Consolidated income before income taxes	**$154,614**	$173,458	$227,531

The Company was incorporated in the BVI; accordingly all sales outside the BVI are considered foreign. Countries representing 5% or more of consolidated net revenue are as follows:

Fiscal Year Ended March 31,	2002	2001	2000
United States	**$1,616,726**	$1,771,721	$1,855,968
Europe	**156,536**	—	—
Canada	**80,311**	76,392	88,680
Other	**23,148**	32,822	32,532
Consolidated net revenue	**$1,876,721**	$1,880,935	$1,977,180

The Company's long-lived assets by country are as follows:

March 31,	2002	2001
United States	**$1,340,386**	$1,369,137
Europe	**240,346**	1,150
Canada	**99,632**	97,234
Other	**20,199**	23,391
Total	**$1,700,563**	$1,490,912

The Company does not desegregate assets on a segment basis for internal management reporting and, therefore, such information is not presented.

NOTE 11 | RELATED PARTIES

See related disclosures in Note 2.

Prior to the TH Europe Acquisition, the Company was party to a third-party geographic license agreement for Europe and certain other countries with TH Europe, a related party. Under this agreement, the licensee paid Tommy Hilfiger Licensing, Inc., a subsidiary of THC ("THLI"), a royalty based on a percentage of the value of licensed products sold by the licensee. Subject to certain exceptions, all products sold by or through the licensee had to be purchased through Tommy Hilfiger (Eastern Hemisphere) Limited, a wholly owned subsidiary of THC ("THEH"), or TH USA pursuant to buying agency agreements. Under these agreements, THEH and TH USA were paid a buying agency commission based on a percentage of the cost of products sourced through them. The distribution of products under this arrangement began in fiscal 1998. Results of operations include $2,129, for the three months ended June 30, 2001, and $9,554 and $6,372 for the years ended March 31, 2001 and 2000, respectively, of royalties and commissions under this arrangement. In addition, TH Europe subleases certain office space in Amsterdam from a related party for annual rent of approximately $115. In fiscal year 2001, TH Europe also purchased certain fixtures and inventory from the Company for an aggregate purchase price of $358.

The Company is party to a geographic license agreement for Japan with a related party. Subject to certain exceptions, all products sold by or through the licensee must be purchased through THEH or TH USA pursuant to buying agency agreements. Under these agreements, THEH and TH USA are paid a buying agency commission based on a percentage of the cost of products sourced through them. Pursuant to these arrangements, royalties and commissions totaled $2,616, $3,562 and $3,429 in fiscal 2002, 2001 and 2000, respectively.

Affiliates of the Company hold an indirect 45% equity interest in Macauniter Malhas E Confeccoes Lda., a company which serves as TH Europe's distributor in Portugal and also operates a Tommy Hilfiger store under a franchise arrangement with TH

Europe. In fiscal year 2002, with respect to the period after the closing of the TH Europe Acquisition, TH Europe sold $1,349 of merchandise to this company pursuant to such arrangements.

An affiliate of the Company holds an indirect 25% equity interest in Pepe Jeans SL, which serves as TH Europe's sales and collection agent in Spain. In the fiscal year ended March 31, 2002, with respect to the period after the closing of the TH Europe Acquisition, commissions and fees paid by TH Europe pursuant to these arrangements totaled $2,946.

TH USA purchases finished goods in the ordinary course of business from other affiliated companies. Such purchases amounted to $90,408, $63,245 and $64,670 during the fiscal years ended March 31, 2002, 2001 and 2000, respectively. In addition, contractors of the Company purchase raw materials in the ordinary course of business from affiliates of the Company. Such purchases amounted to $9,796, $5,168 and $9,364 during the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

TH USA sells merchandise in the ordinary course of business to a retail store that is owned by a relative of a director and executive officer of the Company. Sales to this customer amounted to approximately $338, $690 and $522 during the years ended March 31, 2002, 2001 and 2000, respectively.

THEH has two consulting agreements with affiliates. THEH paid fees of $1,000 under these agreements during each of the fiscal years ended March 31, 2002, 2001 and 2000.

Under the terms of an agreement with an affiliate, Tommy Hilfiger (HK) Limited, a subsidiary of THC ("THHK"), reimburses an affiliate for certain general and administrative expenses, including rent for office space, incurred by the affiliate on behalf of THHK. Payments made to the affiliate for the years ended March 31, 2002, 2001 and 2000 were $394, $318 and $401, respectively.

NOTE 12 | RETIREMENT PLANS

The Company maintains employee savings plans for eligible U.S. employees. The Company's contributions to the plans are discretionary with matching contributions of up to 50% of employee contributions up to a maximum of 6% of an employee's compensation. For the years ended March 31, 2002, 2001 and 2000, the Company made plan contributions of $1,871, $1,753 and $1,486, respectively.

Effective January 1, 1998, the Company adopted a supplemental executive retirement plan which provides certain members of senior management with a supplemental pension. The supplemental executive retirement plan is an unfunded plan for purposes of both the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. The Company recorded expense related to this plan of $1,500, $1,300 and $2,000 for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. Included in accrued expenses and other current liabilities is $6,400 and $4,900 at March 31, 2002 and 2001, respectively, related to this plan.

Effective January 1, 1998, the Company adopted a voluntary deferred compensation plan which provides certain members of senior management with an opportunity to defer a portion of base salary or bonus pursuant to the terms of the plan. The voluntary deferred compensation plan is an unfunded plan for purposes of both the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. Included in accrued expenses and other current liabilities is $629 and $355 at March 31, 2002 and 2001, respectively, related to this plan.

NOTE 13 | STOCK-BASED PLANS

In September 1992, the Company and its subsidiaries adopted the Tommy Hilfiger U.S.A. and Tommy Hilfiger (Eastern Hemisphere) Limited 1992 Stock Incentive Plans (the "1992 Stock Incentive Plans") authorizing the issuance up to 5,940,000 Ordinary Shares to directors, officers and employees of the Company and its subsidiaries. Through October 2001, a total of 13,500,000 additional Ordinary Shares of THC were authorized and reserved for issuance under the 1992 Stock Incentive Plans.

In October 2001, the Company's shareholders approved the Tommy Hilfiger Corporation 2001 Stock Incentive Plan (together with the 1992 Stock Incentive Plans, the "Employee Stock Incentive Plans"), authorizing the issuance of up to 3,500,000 Ordinary Shares. Following such approval, no further grants may be made under the 1992 Stock Incentive Plans, but grants previously made under such plans remain outstanding in accordance with their terms.

In August 1994, the shareholders of the Company approved the Tommy Hilfiger Corporation Non-Employee Directors Stock Option Plan (the "Directors Option Plan"). Under the Directors Option Plan, directors who are not officers or employees of the Company are eligible to receive stock option grants. The total number of Ordinary Shares for which options may be granted under the Directors Option Plan may not exceed 400,000, subject to certain adjustments.

Options granted under the Employee Stock Incentive Plans and the Directors Option Plan vest over periods ranging from 1-6 years with a maximum term of 10 years. The exercise price of all options granted under the Employee Stock Incentive Plans and the Directors Option Plan is the market price on the dates of grant.

Transactions involving the Employee Stock Incentive Plans and the Directors Option Plan are summarized as follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding as of March 31, 1999	6,973,450	$ 22.89
Granted	4,757,125	$ 16.69
Exercised	(506,550)	$ 17.59
Canceled	(1,160,120)	$ 25.65
Outstanding as of March 31, 2000	10,063,905	$ 19.92
Granted	1,175,000	$ 7.47
Exercised	(338,764)	$ 11.16
Canceled	(2,269,101)	$ 21.58
Outstanding as of March 31, 2001	8,631,040	$ 18.09
Granted	**1,748,543**	**$10.70**
Exercised	**(861,765)**	**$ 9.21**
Canceled	**(1,374,745)**	**$19.84**
Outstanding as of March 31, 2002	**8,143,073**	**$17.10**

Options exercisable at March 31, 2002, 2001 and 2000 were 3,022,948, 2,361,013 and 982,620, respectively, at weighted average exercise prices of $19.53, $18.75 and $18.78, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

Range of Exercise Prices	Options Outstanding: Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Weighted Average Exercise Price
$ 3.75–$11.53	**4,232,733**	**8.24**	**$10.36**	**996,968**	**$11.11**
$11.77–$23.00	**1,379,940**	**5.74**	**$18.86**	**890,440**	**$19.73**
$23.06–$25.23	**1,514,030**	**6.17**	**$25.01**	**741,530**	**$25.02**
$25.69–$40.06	**1,016,370**	**6.36**	**$31.00**	**394,010**	**$30.09**
	8,143,073	**7.20**	**$17.10**	**3,022,948**	**$19.53**

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option awards. Accordingly, no compensation expense has been recognized for stock options granted in 2002, 2001 and 2000. Had compensation cost been recorded based upon the fair value at the grant dates as an alternative provided by SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net income and diluted earnings per share would have been reduced by approximately $7,501 and $0.08, respectively, in 2002, $10,687 and $0.12, respectively, in 2001 and $10,153 and $0.10, respectively, in 2000. These amounts are for disclosure purposes only and may not be representative of future calculations since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair values of options granted were estimated at $4.55 in 2002, $3.17 in 2001 and $8.24 in 2000 on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: volatility of 66%, 53% and 44%; risk free interest rate of 4.0%, 6.3% and 6.4%; expected life of 3.0 years, 3.2 years and 5.6 years; and no future dividends.

NOTE 14 STATEMENTS OF CASH FLOWS

Fiscal Year Ended March 31,	**2002**	2001	2000
Supplemental disclosure of cash flow information:			
Cash paid during the year:			
Interest	**$41,887**	$41,452	$ 41,349
Income Taxes	**$ 7,325**	$45,318	$114,702

The impact of exchange rate movements on cash balances was insignificant in fiscal years 2002, 2001 and 2000.

NOTE 15 SPECIAL CHARGES

During the quarter ended March 31, 2000, the Company recorded a special charge of $62,153, before income taxes, principally related to the following: a redirection of the Company's full-price retail store program, which includes the closure of its flagship stores in Beverly Hills, California and London, England; the postponement of the launch of a new women's dress-up division; and the consolidation of the junior sportswear and junior jeans divisions. This charge consisted of provisions of $44,857 for the write-off of fixed assets and operating leases of the Company's flagship stores and the write-off of fixed assets related to the dress-up and junior sportswear divisions, $11,700 for inventory of the junior sportswear division and, to a lesser extent, the flagship stores, and $5,596 for severance and other costs. Inventory provisions have been included in cost of sales in fiscal year 2000. As of March 31, 2002, the Company had utilized the full provision recorded in fiscal 2000.

NOTE 16 | CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Notes discussed in Note 7 were issued by TH USA and are fully and unconditionally guaranteed by THC. Accordingly, condensed consolidating balance sheets as of March 31, 2002 and 2001, and the related condensed consolidating statements of operations and cash flows for each of the three years in the period ended March 31, 2002 are provided. The operations of TH USA, excluding its subsidiaries, comprise the U.S. operations of certain wholesale divisions, together with TH USA corporate overhead charges not allocated to subsidiaries, including amortization of intangibles (including goodwill). The non-guarantor subsidiaries of TH USA comprise the Company's U.S. retail, licensing and other wholesale divisions, as well as the Company's Canadian operations. Such operations contributed net revenue of $1,238,069, $1,265,424 and $1,367,253 for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. The other non-guarantor subsidiaries of THC are primarily those non-U.S. subsidiaries involved in investing and buying office operations. These condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information under which TH USA's and THC's results reflect 100% of the earnings of their respective subsidiaries in each of the years presented. See Note 7 for a description of certain restrictions on the ability of subsidiaries of THC to pay dividends to THC.

Condensed Consolidating Statements of Operations

Year Ended March 31, 2002	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Net revenue	$ 552,711	$1,458,515	$ —	$(134,505)	$1,876,721
Cost of goods sold	385,943	741,899	—	(54,753)	1,073,089
Gross profit	166,768	716,616	—	(79,752)	803,632
Depreciation and amortization	64,257	49,872	—	—	114,129
Other operating expenses	153,463	437,278	(6,263)	(80,704)	503,774
Total operating expenses	217,720	487,150	(6,263)	(80,704)	617,903
Income / (loss) from operations	(50,952)	229,466	6,263	952	185,729
Interest expense	38,501	2,676	—	—	41,177
Interest income	3,724	4,606	1,732	—	10,062
Intercompany interest expense / (income)	94,396	(18,158)	(76,238)	—	—
Income / (loss) before taxes	(180,125)	249,554	84,233	952	154,614
Provision / (benefit) for income taxes	(68,053)	80,950	7,172	—	20,069
Equity in net earnings of unconsolidated subsidiaries	119,060	—	48,832	(167,892)	—
Net income / (loss)	$ 6,988	$ 168,604	$125,893	$(166,940)	$ 134,545

Condensed Consolidating Statements of Operations

Year Ended March 31, 2001	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Net revenue	$ 693,132	$ 1,332,220	$ —	$ (144,417)	$ 1,880,935
Cost of goods sold	457,330	724,146	—	(65,155)	1,116,321
Gross profit	235,802	608,074	—	(79,262)	764,614
Depreciation and amortization	64,809	41,831	—	—	106,640
Other operating expenses	180,427	369,190	(7,271)	(81,792)	460,554
Total operating expenses	245,236	411,021	(7,271)	(81,792)	567,194
Income / (loss) from operations	(9,434)	197,053	7,271	2,530	197,420
Interest expense	41,402	10	—	—	41,412
Interest income	3,528	7,823	6,099	—	17,450
Intercompany interest expense / (income)	89,092	(10,365)	(78,727)	—	—
Income / (loss) before taxes	(136,400)	215,231	92,097	2,530	173,458
Provision / (benefit) for income taxes	(29,525)	64,537	7,485	—	42,497
Equity in net earnings of unconsolidated subsidiaries	111,104	—	44,387	(155,491)	—
Net income / (loss)	$ 4,229	$ 150,694	$ 128,999	$ (152,961)	$ 130,961

Condensed Consolidating Statements of Operations

Year Ended March 31, 2000	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Net revenue	$ 704,036	$ 1,436,920	$ —	$ (163,776)	$ 1,977,180
Cost of goods sold	449,132	729,475	—	(75,025)	1,103,582
Gross profit	254,904	707,445	—	(88,751)	873,598
Depreciation and amortization	62,079	36,062	—	—	98,141
Other operating expenses	184,487	382,168	(9,004)	(88,146)	469,505
Special charges	—	50,453	—	—	50,453
Total operating expenses	246,566	468,683	(9,004)	(88,146)	618,099
Income / (loss) from operations	8,338	238,762	9,004	(605)	255,499
Interest expense	41,419	100	(495)	—	41,024
Interest income	2,347	4,565	6,144	—	13,056
Intercompany interest expense / (income)	73,790	5	(73,795)	—	—
Income / (loss) before taxes	(104,524)	243,222	89,438	(605)	227,531
Provision / (benefit) for income taxes	(30,795)	78,160	7,808	—	55,173
Equity in net earnings of unconsolidated subsidiaries	130,155	—	91,557	(221,712)	—
Net income / (loss)	$ 56,426	$ 165,062	$ 173,187	$ (222,317)	$ 172,358

Condensed Consolidating Balance Sheets

March 31, 2002	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 135,729	$ 135,143	$ 116,375	$ —	$ 387,247
Accounts receivable	51,781	172,614	—	—	224,395
Inventories	46,134	143,500	—	(4,662)	184,972
Deferred tax and other current assets	86,684	8,735	1,883	(28)	97,274
Total current assets	320,328	459,992	118,258	(4,690)	893,888
Property, plant and equipment, at cost, less accumulated depreciation and amortization	152,438	150,499	—	—	302,937
Intangible assets, net of accumulated amortization	1,150,464	239,378	—	250	1,390,092
Investment in subsidiaries	552,746	206,790	428,865	(1,188,401)	—
Other assets	5,559	1,974	—	1	7,534
Total Assets	$2,181,535	$1,058,633	$ 547,123	$(1,192,840)	$2,594,451
Liabilities and Shareholders' Equity					
Current liabilities					
Short-term borrowings	$ —	$ 62,749	$ —	$ —	$ 62,749
Current portion of long-term debt	—	698	—	—	698
Accounts payable	6,879	22,101	—	—	28,980
Accrued expenses and other current liabilities	78,628	131,174	493	(25)	210,270
Intercompany payable / (receivable)	1,075,847	(290,387)	(784,626)	(834)	—
Total current liabilities	1,161,354	(73,665)	(784,133)	(859)	302,697
Long-term debt	574,620	667	—	—	575,287
Deferred tax liability	262,256	(47,292)	—	—	214,964
Other liabilities	325	3,716	—	—	4,041
Shareholders' equity	182,980	1,175,207	1,331,256	(1,191,981)	1,497,462
Total Liabilities and Shareholders' Equity	$2,181,535	$1,058,633	$ 547,123	$(1,192,840)	$2,594,451

Condensed Consolidating Balance Sheets

March 31, 2001	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 45,001	$ 173,171	$ 100,259	$ —	$ 318,431
Accounts receivable	105,716	131,698	—	—	237,414
Inventories	76,511	133,720	—	(4,785)	205,446
Deferred tax and other current assets	14,715	74,157	1,579	(98)	90,353
Total current assets	241,943	512,746	101,838	(4,883)	851,644
Property, plant and equipment, at cost, less accumulated depreciation and amortization	170,398	111,284	—	—	281,682
Intangible assets, net of accumulated amortization	1,181,259	24,849	—	250	1,206,358
Investment in subsidiaries	433,686	—	380,033	(813,719)	—
Other assets	469	2,397	—	6	2,872
Total Assets	$2,027,755	$ 651,276	$ 481,871	$ (818,346)	$2,342,556
Liabilities and Shareholders' Equity					
Current liabilities					
Current portion of long-term debt	$ 50,000	$ —	$ —	$ —	$ 50,000
Accounts payable	20,813	17,815	—	—	38,628
Accrued expenses and other current liabilities	56,334	114,511	821	(26)	171,640
Intercompany payable / (receivable)	982,480	(266,097)	(716,316)	(67)	—
Total current liabilities	1,109,627	(133,771)	(715,495)	(93)	260,268
Long-term debt	529,495	—	—	—	529,495
Deferred tax liability	213,995	(11,872)	—	—	202,123
Other liabilities	—	2,078	—	(1)	2,077
Shareholders' equity	174,638	794,841	1,197,366	(818,252)	1,348,593
Total Liabilities and Shareholders' Equity	$2,027,755	$ 651,276	$ 481,871	$ (818,346)	$2,342,556

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2002	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Cash flows from operating activities					
Net income / (loss)	$ 6,988	$ 168,604	$125,893	$(166,940)	$ 134,545
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	72,937	44,389	—	—	117,326
Deferred taxes	(18,731)	11,960	—	—	(6,771)
Changes in operating assets and liabilities	185,917	(7,823)	(68,942)	(952)	108,200
Net cash provided by (used in) operating activities	247,111	217,130	56,951	(167,892)	353,300
Cash flows from investing activities					
Purchases of property and equipment	(27,244)	(69,679)	—	—	(96,923)
Acquisition of businesses, net of cash acquired	—	(205,061)	—	—	(205,061)
Net activity in equity in net earnings of unconsolidated subsidiaries	(119,060)	—	(48,832)	167,892	—
Net cash provided by (used in) investing activities	(146,304)	(274,740)	(48,832)	167,892	(301,984)
Cash flows from financing activities					
Proceeds of long-term debt	144,921	—	—	—	144,921
Payments on long-term debt	(155,000)	(538)	—	—	(155,538)
Proceeds from the exercise of stock options	—	—	7,997	—	7,997
Purchase of treasury shares	—	—	—	—	—
Repayments of short-term bank borrowings, net	—	20,120	—	—	20,120
Capital contribution	—	—	—	—	—
Net cash provided by (used in) financing activities	(10,079)	19,582	7,997	—	17,500
Net increase (decrease) in cash	90,728	(38,028)	16,116	—	68,816
Cash and cash equivalents, beginning of period	45,001	173,171	100,259	—	318,431
Cash and cash equivalents, end of period	$ 135,729	$ 135,143	$116,375	$ —	$ 387,247

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2001	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Cash flows from operating activities					
Net income / (loss)	$ 4,229	$ 150,694	$ 128,999	$(152,961)	$ 130,961
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	64,809	43,426	—	—	108,235
Deferred taxes	(14,039)	23,122	—	—	9,083
Changes in operating assets and liabilities	62,562	(112,370)	(4,973)	(2,530)	(57,311)
Net cash provided by (used in) operating activities	117,561	104,872	124,026	(155,491)	190,968
Cash flows from investing activities					
Purchases of property and equipment	(26,956)	(46,934)	—	—	(73,890)
Net activity in equity in net earnings of unconsolidated subsidiaries	(111,104)	—	(44,387)	155,491	—
Net cash provided by (used in) investing activities	(138,060)	(46,934)	(44,387)	155,491	(73,890)
Cash flows from financing activities					
Payments on long-term debt	(50,000)	—	—	—	(50,000)
Proceeds from the exercise of stock options	—	—	3,710	—	3,710
Purchase of treasury shares	—	—	(61,231)	—	(61,231)
Repayments of short-term bank borrowings, net	—	(523)	—	—	(523)
Capital contribution	90,000	—	(90,000)	—	—
Net cash provided by (used in) financing activities	40,000	(523)	(147,521)	—	(108,044)
Net increase (decrease) in cash	19,501	57,415	(67,882)	—	9,034
Cash and cash equivalents, beginning of period	25,500	115,756	168,141	—	309,397
Cash and cash equivalents, end of period	$ 45,001	$ 173,171	$ 100,259	$ —	$ 318,431

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2000	Subsidiary Issuer (TH USA)	Non-Guarantor Subsidiaries	Parent Company Guarantor (THC)	Eliminations	Total
Cash flows from operating activities					
Net income / (loss)	$ 56,426	$ 165,062	$ 173,187	$(222,317)	$ 172,358
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	62,079	37,317	—	—	99,396
Deferred taxes	(8,945)	(70,843)	—	—	(79,788)
Provision for special charges	—	62,153	—	—	62,153
Changes in operating assets and liabilities	52,997	(71,041)	(5,471)	605	(22,910)
Net cash provided by (used in) operating activities	162,557	122,648	167,716	(221,712)	231,209
Cash flows from investing activities					
Purchases of property and equipment	(96,945)	(55,039)	—	—	(151,984)
Net activity in equity in net earnings of unconsolidated subsidiaries	(130,155)	—	(91,557)	221,712	—
Net cash provided by (used in) investing activities	(227,100)	(55,039)	(91,557)	221,712	(151,984)
Cash flows from financing activities					
Proceeds of long-term debt	20,000	—	—	—	20,000
Payments on long-term debt	(40,000)	—	—	—	(40,000)
Proceeds from the exercise of stock options	—	—	8,933	—	8,933
Repayments of short-term bank borrowings, net	—	(711)	—	—	(711)
Net cash provided by (used in) financing activities	(20,000)	(711)	8,933	—	(11,778)
Net increase (decrease) in cash	(84,543)	66,898	85,092	—	67,447
Cash and cash equivalents, beginning of period	110,043	48,858	83,049	—	241,950
Cash and cash equivalents, end of period	$ 25,500	$ 115,756	$ 168,141	$ —	$ 309,397

NOTE 17 | QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net revenue	**$355,688**	**$546,442**	**$474,793**	**$499,798**
Gross profit	**151,742**	**238,484**	**201,349**	**212,057**
Net income	**9,013**	**47,875**	**36,958**	**40,698**
Basic earnings per share	**0.10**	**0.54**	**0.41**	**0.45**
Diluted earnings per share	**0.10**	**0.53**	**0.41**	**0.45**
2001				
Net revenue	$ 399,878	$ 533,301	$ 475,759	$ 471,997
Gross profit	159,779	223,941	198,098	182,796
Net income	9,736	44,924	42,701	33,600
Basic earnings per share	0.10	0.49	0.47	0.38
Diluted earnings per share	0.10	0.49	0.47	0.37

The quarterly financial data for the years ended March 31, 2002 and 2001 are unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary to present such data fairly.

NOTE 18 | SHARE SPLIT

On June 4, 1999, the Company announced that its Board of Directors had approved and declared a two-for-one split of the Ordinary Shares. The split was effected in the form of a dividend of one Ordinary Share per Ordinary Share issued and outstanding or held by the Company in its treasury (the "Share Split"), and was paid on July 9, 1999 to shareholders of record at the close of business on June 18, 1999. In connection with the Share Split, the Board of Directors of the Company also approved an increase in the number of authorized Ordinary Shares to 150,000,000 from 75,000,000. All earnings per share and share equivalents have been restated to reflect the Share Split.

NOTE 19 | SHARE REPURCHASE PROGRAM

On April 7, 2000, the Company announced that its Board of Directors authorized the repurchase of up to $150,000 of its outstanding Ordinary Shares over a period of up to 18 months using available cash. Under this share repurchase program, the Company repurchased 6,192,600 Ordinary Shares at an aggregate cost of $61,231 during fiscal year 2001. In connection with the TH Europe Acquisition, the Company's Board of Directors terminated the remaining portion of the share repurchase program, effective June 28, 2001.

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of Tommy Hilfiger Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Tommy Hilfiger Corporation and its subsidiaries (the "Company") at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
May 17, 2002

Quarterly Market Information and Related Matters

The Company's Ordinary Shares, par value U.S. $.01 per share (the "Ordinary Shares") are listed and traded on the New York Stock Exchange (NYSE: TOM). As of May 31, 2002, there were approximately 1,400 record holders of the outstanding Ordinary Shares.

The following table sets forth, for each of the periods indicated, the high and low sales prices per Ordinary Share as reported on the New York Stock Exchange Composite Tape.

Fiscal Year ended March 31, 2002	High	Low
Fourth Quarter	**$16.06**	**$11.20**
Third Quarter	**14.90**	**8.35**
Second Quarter	**14.60**	**8.46**
First Quarter	**15.65**	**10.05**
Fiscal Year ended March 31, 2001		
Fourth Quarter	$17.25	$ 9.06
Third Quarter	13.81	8.38
Second Quarter	11.44	7.00
First Quarter	14.88	6.31

THC has not paid any cash dividends since its IPO in 1992, and has no current plans to pay cash dividends. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, restrictions imposed by agreements governing indebtedness of THC and its subsidiaries, availability of dividends of subsidiaries, receipt of funds in connection with repayment of loans to subsidiaries or advances from operating subsidiaries and other factors considered relevant by the Board of Directors of THC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a description of certain restrictions on the ability of subsidiaries of THC to pay dividends.

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

Financial Information

Copies of our Annual Report on Form 10-K and other filings with the Securities & Exchange Commission may be obtained without charge by contacting:

Investor Relations
c/o Tommy Hilfiger U.S.A., Inc.
25 West 39th Street
New York, NY 10018
Telephone: 212-840-8888

Corporate Headquarters

Tommy Hilfiger Corporation
11/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong

Design: **The Graphic Expression, Inc., NYC; www.tgenyc.com**